BMO Financial Group Reports Third Quarter 2020 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Third Quarter 2020 Compared With Third Quarter 2019:

•	Net income of $1,232 million, compared with $1,557 million; adjusted net income[1] of $1,259 million, compared with $1,582 million

•	Reported EPS[2] of $1.81, compared with $2.34; adjusted EPS[1,2] of $1.85, compared with $2.38

•	Revenue, net of CCPB[3], of $6,000 million, up 4%

•	Provision for credit losses (PCL) of $1,054 million, compared with $306 million; current quarter includes PCL on performing loans of $608 million

•	ROE of 9.4%, compared with 13.2%; adjusted ROE[1] of 9.6%, compared with 13.5%

•	Common Equity Tier 1 Ratio of 11.6%

•	Dividend of $1.06, unchanged from the prior quarter; up 3% from the prior year

Year-to-Date 2020 Compared With Year-to-Date 2019:

•	Net income of $3,513 million, compared with $4,564 million; adjusted net income[1] of $3,591 million, compared with $4,642 million

•	Reported EPS[2] of $5.18, compared with $6.88; adjusted EPS[1,2] of $5.30, compared with $7.00

•	Revenue, net of CCPB[3], of $17,492 million, up 3%

•	Provision for credit losses of $2,521 million, compared with $619 million, including year-to-date PCL on performing loans of $1,338 million

•	ROE of 9.3%, compared with 13.5%; adjusted ROE[1] of 9.5%, compared with 13.7%

Toronto, August 25, 2020 – For the third quarter ended July 31, 2020, BMO Financial Group recorded net income of $1,232 million or $1.81 per share on a reported basis, and net income of $1,259 million or $1.85 per share on an adjusted basis.

“For the third quarter, we delivered very good results in a fluid environment, demonstrating the continued strength and resiliency of our diversified business model. We produced adjusted earnings per share of $1.85, strong pre-provision pre-tax earnings(1) of $2.6 billion, up 12% year-over-year, and provided prudently for loan losses and demonstrated capital strength,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We entered the COVID-19 pandemic with momentum and in a position of strength and we have served our communities with consistent, safe and uninterrupted access to banking services and personalized financial advice. While the pandemic continues to have a serious disruptive impact causing lingering uncertainty and hardship for many, we are committed to standing by our customers and employees as we move into the next phase of the economic recovery.

“This quarter, we continued to deliver on our commitment to expense management, a critical and appropriate lever in the current environment. Expenses declined 2% from the prior quarter and year-over-year. Operating leverage for the quarter was 5.3% and year-to-date operating leverage was strong at 2.9%.

“We are moving forward with a strong foundation and good operating momentum, and are well positioned to withstand both economic headwinds and recovery. We will continue to provide unwavering support to our customers while delivering increased shareholder value through efficiency, discipline and a strong focus on our strategic goals,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

While COVID-19 continues to have an impact on the bank’s earnings in the current quarter, the bank’s operational performance remains good. Reported net income of $1,232 million and adjusted net income of $1,259 million were impacted by higher provisions for credit losses, which increased $748 million pre-tax, or $550 million after tax. Revenue increased in BMO Capital Markets, BMO Wealth Management and U.S. P&C, partially offset by a decrease in Canadian P&C and Corporate Services. We maintained a disciplined approach to expense management, with adjusted expenses decreasing 2% year-over-year. Overall results demonstrated the resiliency of our diversified earnings platform in a challenging environment.

Return on equity (ROE) was 9.4%, compared with 13.2% in the prior year, and adjusted ROE was 9.6%, compared with 13.5% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 11.1% in the current quarter, compared with 15.8% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.03 per share or 3% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial performance and condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. Please refer to the Impact of COVID-19 and Risk Management sections.

Our complete Third Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Third Quarter Operating Segment Overview

Canadian P&C

Reported and adjusted net income were $320 million, compared with reported net income of $650 million in the prior year, and adjusted net income of $651 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses and lower revenue.

During the quarter, we were named the Best Commercial Bank in Canada by World Finance magazine for the sixth consecutive year, recognized for our achievements and innovations in the global banking industry. In addition, we launched enhancements to our Indigenous Personal Banking Program, including 12 months free banking with a Performance Plan Chequing Account for new customers, preferred rates on a wide range of mortgage options and a BMO CashBack Mastercard with no annual fee.

U.S. P&C

Reported net income was $263 million, compared with $368 million in the prior year, and adjusted net income was $273 million, compared with $379 million. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$192 million, compared with US$278 million in the prior year, and adjusted net income was US$199 million, compared with US$286 million, primarily due to higher provisions for credit losses, partially offset by lower expenses.

During the quarter, we were among eight select U.S. banks chosen to offer mobile-first chequing accounts managed via Google Pay, launching in 2021. This collaboration is an acknowledgement of our proven ability to deliver innovative and customer-centric digital financial services.

BMO Wealth Management

Reported net income was $341 million, an increase of $91 million or 37% from the prior year, and adjusted net income was $349 million, an increase of $91 million or 35%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $271 million, an increase of $45 million or 20%, and adjusted net income was $279 million, an increase of $45 million or 19%, primarily driven by lower expenses and higher revenue, partially offset by higher provisions for credit losses. Insurance net income was $70 million, an increase of $46 million, primarily due to higher revenue.

BMO Private Banking was named Best Private Bank in Canada by World Finance magazine for the tenth consecutive year, a recognition of our client-centric approach and ability to understand and adapt to evolving trends.

BMO Capital Markets

Reported net income was $426 million, an increase of $112 million or 36% from the prior year, and adjusted net income was $435 million, an increase of $116 million or 36%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses.

We continue to provide innovative solutions for our clients during the pandemic. In the current quarter, we acted as joint bookrunner on a $625 million senior secured notes offering to support a leveraged buyout of Radio Systems Corporation by a fund managed by Clayton, Dubilier & Rice (CD&R), joint lead arranger and joint bookrunner on the concurrent syndication of a $100 million asset-based lending revolver, and as financial advisor to CD&R on the transaction.

1 BMO Financial Group Third Quarter Report 2020

Corporate Services

Reported and adjusted net loss were $118 million, compared with a reported and adjusted net loss of $25 million in the prior year. Results decreased, primarily due to lower treasury-related revenue and higher expenses driven by the impact of a gain on the sale of an office building in the prior year.

Adjusted results in this Third Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.6% as at July 31, 2020. The CET1 Ratio increased from 11.0% at the end of the second quarter driven by retained earnings growth, lower source currency risk-weighted assets, primarily from a decline in commercial lending and a reduction in the credit valuation adjustments charge, the adjustment for transitional arrangements for expected credit loss provisioning, and other net positive impacts.

Provision for Credit Losses

Total provision for credit losses was $1,054 million, an increase of $748 million from the prior year, with the year-over-year change due to the impact of COVID-19. The total provision for credit losses ratio was 89 basis points, compared with 28 basis points in the prior year. The provision for credit losses on impaired loans was $446 million, an increase of $203 million from the prior year, due to higher provisions in all businesses. The provision for credit losses on impaired loans ratio was 38 basis points, compared with 22 basis points in the prior year. There was a $608 million provision for credit losses on performing loans in the current quarter, compared with a $63 million provision for credit losses on performing loans in the prior year. The $608 million provision for credit losses on performing loans in the current quarter, reflects the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights. Please refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at July 31, 2020.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Third Quarter Report 2020 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 25, 2020. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2020, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2019, and the MD&A for fiscal 2019, contained in our 2019 Annual Report.

BMO’s 2019 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Caution Regarding Forward-Looking Statements			30	Balance Sheet
5	Economic Review and Outlook			31	Transactions with Related Parties
6	Financial Highlights			31	Select Financial Instruments and Off-Balance Sheet Arrangements
7	Non-GAAP Measures			31	Accounting Policies and Critical Accounting Estimates
8	Foreign Exchange				31	Allowance for Credit Losses
8	Impact of COVID-19			34	Changes in Accounting Policies
10	Net Income			34	Future Changes in Accounting Policies
10	Revenue			34	Other Regulatory Developments
12	Provision for Credit Losses			35	Risk Management
13	Impaired Loans				35	Top and Emerging Risks that May Affect Future Results
13	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				36	Market Risk
13	Non-Interest Expense				38	Liquidity and Funding Risk
14	Income Taxes				42	Credit Rating
15	Capital Management				45	European Exposures
19	Review of Operating Groups’ Performance			46	Interim Consolidated Financial Statements
	19	Personal and Commercial Banking (P&C)			46	Consolidated Statement of Income
		20	Canadian Personal and Commercial Banking (Canadian P&C)		47	Consolidated Statement of Comprehensive Income
		22	U.S. Personal and Commercial Banking (U.S. P&C)		48	Consolidated Balance Sheet
	24	BMO Wealth Management			49	Consolidated Statement of Changes in Equity
	26	BMO Capital Markets			50	Consolidated Statement of Cash Flows
	28	Corporate Services			51	Notes to Consolidated Financial Statements
29	Summary Quarterly Earnings Trends			71	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2020, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2020, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results and financial performance and condition, including our regulatory capital and liquidity ratios and credit ratings, as well as its impact on our customers, competitors, reputation and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section on page 35 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law.

The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section set forth in this document, as well as in the Allowance for Credit Losses section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and the Allowance for Credit Losses sections.

BMO Financial Group Third Quarter Report 2020 4

Economic Review and Outlook

Like most countries, Canada’s economy contracted sharply in the first half of 2020, due to business closures and containment measures required to suppress the outbreak of COVID-19. However, the subsequent decline in virus cases and reopening of non-essential businesses, as well as a partial rebound in oil prices, have led to the early stages of a recovery in activity and employment in recent months. The recovery is expected to gather pace in the second half of the year due to the release of pent-up demand and substantial government policy-support measures. Still, the severity of the downturn and resulting permanent loss of some businesses and jobs, as well as caution on the part of consumers in the absence of a vaccine, suggest the economy is unlikely to fully return to pre-virus levels until the end of 2021. After slowing to a 1.7% rate in 2019, real GDP is estimated to contract 6.0% in 2020, before rebounding 6.0% in 2021. The unemployment rate, which jumped to a postwar high of 13.7% during the lockdowns, fell to 10.9% in July 2020, and is projected to average 8.0% in 2021. The elevated jobless rate is expected to keep inflation low, while encouraging the Bank of Canada to hold the overnight policy rate near zero until at least 2023. The Canadian dollar is projected to strengthen modestly in the year ahead amid firmer resource prices and less safe-haven demand for U.S. dollars as the global economy recovers. Industry-wide consumer credit balances have declined due to lower consumer spending and significant government income-support measures. By contrast, residential mortgage balances have risen in response to low mortgage rates and a rebound in housing demand, with added support from payment deferrals. Industry-wide business credit growth is anticipated to moderate in response to weaker business investment this year.

After a severe contraction in the first half of the year, the U.S. economy and employment recovered strongly after most of the lockdowns were lifted in May 2020. However, a recent resurgence in virus cases has slowed the recovery in several states. After growing 2.2% in 2019, the U.S. economy is currently expected to contract 5.0% in 2020, before rebounding 4.0% in 2021. The recovery has been supported by unprecedented fiscal policy support. After spiking to 14.7% in April 2020, the unemployment rate fell to 10.2% in July 2020, and is projected to average 7.0% in 2021. The Federal Reserve is expected to keep policy rates close to zero until at least 2023, to sustain the recovery and return inflation to the 2% target. Reduced consumer spending is likely to slow industry-wide consumer credit growth this year, while demand for residential mortgages will likely moderate, despite a recent rebound in housing markets. Declining business investment is anticipated to reduce industry-wide commercial loan growth this year.

The unknown path of the coronavirus pandemic will subject the economic outlook to a high degree of uncertainty and risk until a vaccine or an effective treatment is available and is widely distributed. Specifically, the possibility of a second wave of the pandemic in the winter could lead to renewed widespread shutdowns of nonessential business activity, potentially leading to another economic contraction.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

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Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Summary Income Statement
Net interest income (1)	3,535	3,518	3,217	10,441	9,524
Non-interest revenue	3,654	1,746	3,449	8,759	9,872
Revenue	7,189	5,264	6,666	19,200	19,396
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,189	(197)	887	1,708	2,374
Revenue, net of CCPB	6,000	5,461	5,779	17,492	17,022
Provision for credit losses on impaired loans	446	413	243	1,183	520
Provision for credit losses on performing loans	608	705	63	1,338	99
Total provision for credit losses	1,054	1,118	306	2,521	619
Non-interest expense (1)	3,444	3,516	3,491	10,629	10,643
Provision for income taxes	270	138	425	829	1,196
Net income attributable to equity holders of the bank	1,232	689	1,557	3,513	4,564
Adjusted net income	1,259	715	1,582	3,591	4,642

Common Share Data ($, except as noted)
Earnings per share	1.81	1.00	2.34	5.18	6.88
Adjusted earnings per share	1.85	1.04	2.38	5.30	7.00
Earnings per share growth (%)	(22.8)	(56.0)	1.0	(24.7)	22.9
Adjusted earnings per share growth (%)	(22.3)	(55.0)	0.8	(24.3)	4.9
Dividends declared per share	1.06	1.06	1.03	3.18	3.03
Book value per share	76.60	77.99	70.88	76.60	70.88
Closing share price	73.28	70.77	98.80	73.28	98.80
Number of common shares outstanding (in millions)
End of period	642.8	639.6	639.0	642.8	639.0
Average diluted	641.7	640.2	640.4	640.9	640.4
Total market value of common shares ($ billions)	47.1	45.3	63.1	47.1	63.1
Dividend yield (%)	5.8	6.0	4.2	5.8	4.1
Dividend payout ratio (%)	58.7	106.4	43.9	61.4	43.9
Adjusted dividend payout ratio (%)	57.3	102.2	43.2	59.9	43.2

Financial Measures and Ratios (%)
Return on equity	9.4	5.3	13.2	9.3	13.5
Adjusted return on equity	9.6	5.5	13.5	9.5	13.7
Return on tangible common equity	11.1	6.4	15.8	11.0	16.2
Adjusted return on tangible common equity	11.1	6.4	15.8	11.0	16.3
Net income growth	(20.9)	(53.9)	1.3	(23.0)	21.5
Adjusted net income growth	(20.4)	(53.0)	1.1	(22.6)	4.3
Revenue growth	7.8	(15.3)	15.1	(1.0)	14.0
Revenue growth, net of CCPB	3.8	(3.4)	4.6	2.8	6.1
Non-interest expense growth	(1.4)	(2.2)	3.9	(0.1)	3.5
Adjusted non-interest expense growth	(1.5)	(2.2)	4.1	(0.1)	6.2
Efficiency ratio, net of CCPB	57.4	64.4	60.4	60.8	62.5
Adjusted efficiency ratio, net of CCPB	56.8	63.8	59.9	60.2	61.9
Operating leverage, net of CCPB	5.2	(1.2)	0.7	2.9	2.6
Adjusted operating leverage, net of CCPB	5.3	(1.2)	0.5	2.9	(0.1)
Net interest margin on average earning assets	1.59	1.70	1.67	1.65	1.69
Effective tax rate	18.0	16.6	21.5	19.1	20.8
Adjusted effective tax rate	18.2	16.7	21.5	19.2	20.8
Total PCL-to-average net loans and acceptances (annualized)	0.89	0.94	0.28	0.72	0.19
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.38	0.35	0.22	0.34	0.16

Balance Sheet (as at, $ millions, except as noted)
Assets	973,508	987,067	839,180	973,508	839,180
Gross loans and acceptances	466,611	494,192	444,390	466,611	444,390
Net loans and acceptances	463,360	491,416	442,588	463,360	442,588
Deposits	660,600	653,710	553,383	660,600	553,383
Common shareholders’ equity	49,239	49,886	45,295	49,239	45,295
Cash and securities-to-total assets ratio (%)	32.1	29.7	28.3	32.1	28.3

Capital ratios (%)
CET1 Ratio	11.6	11.0	11.4	11.6	11.4
Tier 1 Capital Ratio	13.1	12.5	13.0	13.1	13.0
Total Capital Ratio	15.8	14.7	15.3	15.8	15.3
Leverage Ratio	4.7	4.6	4.3	4.7	4.3

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3386	1.3924	1.3198	1.3386	1.3198
Average Canadian/U.S. dollar	1.3584	1.3811	1.3270	1.3517	1.3307

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended July 31, 2020, we recognized $91 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the nine months ended July 31, 2020, we recognized $270 million and $40 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

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Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 8 for a discussion of the effects of changes in exchange rates on our results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Reported Results
Revenue	7,189	5,264	6,666	19,200	19,396
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,189)	197	(887)	(1,708)	(2,374)
Revenue, net of CCPB	6,000	5,461	5,779	17,492	17,022
Total provision for credit losses	(1,054)	(1,118)	(306)	(2,521)	(619)
Non-interest expense	(3,444)	(3,516)	(3,491)	(10,629)	(10,643)
Income before income taxes	1,502	827	1,982	4,342	5,760
Provision for income taxes	(270)	(138)	(425)	(829)	(1,196)
Net income	1,232	689	1,557	3,513	4,564
EPS ($)	1.81	1.00	2.34	5.18	6.88

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(5)	(3)	(3)	(11)	(11)
Amortization of acquisition-related intangible assets (3)	(32)	(30)	(29)	(91)	(90)
Adjusting items included in reported pre-tax income	(37)	(33)	(32)	(102)	(101)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(4)	(2)	(2)	(8)	(8)
Amortization of acquisition-related intangible assets (3)	(23)	(24)	(23)	(70)	(70)
Adjusting items included in reported net income after tax	(27)	(26)	(25)	(78)	(78)
Impact on EPS ($)	(0.04)	(0.04)	(0.04)	(0.12)	(0.12)

Adjusted Results
Revenue	7,189	5,264	6,666	19,200	19,396
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,189)	197	(887)	(1,708)	(2,374)
Revenue, net of CCPB	6,000	5,461	5,779	17,492	17,022
Total provision for credit losses	(1,054)	(1,118)	(306)	(2,521)	(619)
Non-interest expense	(3,407)	(3,483)	(3,459)	(10,527)	(10,542)
Income before income taxes	1,539	860	2,014	4,444	5,861
Provision for income taxes	(280)	(145)	(432)	(853)	(1,219)
Net income	1,259	715	1,582	3,591	4,642
EPS ($)	1.85	1.04	2.38	5.30	7.00

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 19, 20, 22, 24 and 26.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

7 BMO Financial Group Third Quarter Report 2020

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars increased relative to the third quarter of 2019 and on a year-to-date basis, and decreased relative to the second quarter of 2020, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 59 of the 2019 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2020		YTD-2020
(Canadian $ in millions, except as noted)	vs. Q3-2019	vs. Q2-2020	vs. YTD-2019
Canadian/U.S. dollar exchange rate (average)
Current period	1.3584	1.3584	1.3517
Prior period	1.3270	1.3811	1.3307

Effects on U.S. segment reported results
Increased (Decreased) net interest income	31	(24)	63
Increased (Decreased) non-interest revenue	19	(10)	32
Increased (Decreased) revenues	50	(34)	95
Decreased (Increased) provision for credit losses	(2)	7	(5)
Decreased (Increased) expenses	(33)	22	(64)
Decreased (Increased) income taxes	(3)	1	(5)
Increased (Decreased) reported net income	12	(4)	21
Impact on earnings per share ($)	0.02	(0.01)	0.03

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	31	(24)	63
Increased (Decreased) non-interest revenue	19	(10)	32
Increased (Decreased) revenues	50	(34)	95
Decreased (Increased) provision for credit losses	(2)	7	(5)
Decreased (Increased) expenses	(32)	22	(63)
Decreased (Increased) income taxes	(4)	1	(5)
Increased (Decreased) adjusted net income	12	(4)	22
Impact on adjusted earnings per share ($)	0.02	(0.01)	0.03

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Impact of COVID-19

The COVID-19 pandemic continues to have a dramatic impact on the economy and society. Following the steepest and fastest recession recorded in Canadian history, there are clear signs that the Canadian and global economies have begun the initial stages of recovery. The economic improvement has been supported by unprecedented fiscal policy stimulus and record-low sovereign interest rates in Canada and the United States. However, with some restrictions still in place, uneven success at containing the virus across geographies, borders still closed, and many Canadians reluctant to return fully to normal activities, a complete recovery will likely take an extended period of time. For additional information, please refer to the Economic Review and Outlook section.

We are closely monitoring developments around the spread of the virus and the safety of our employees and clients remains our top priority. We are working closely with relevant public health authorities to monitor the situation and will continue to follow their guidance to make informed decisions. Our branches and offices have incorporated added precautionary measures including enhanced cleaning protocols. Almost all of our branches in Canada and the United States are open and we are maintaining full access to call centres and ATMs. Over 90% of our non-branch workforce continues to work remotely. We continue to take steps to assess and mitigate internal control risks created by the shift in the way we work.

Given the pandemic’s impact on the global economy, there has been a corresponding negative impact on our financial results. In the current quarter, we had good revenue performance in our market sensitive businesses. Revenues in our Canadian and U.S. P&C businesses were impacted by the lower interest rate environment, reflecting the 150 basis points of interest rate cuts implemented by the Bank of Canada and the Federal Reserve during the second quarter. Loan balances generally declined from elevated levels seen in the second quarter, which were largely driven by increased client utilizations in our wholesale portfolios. Deposit growth continues to be strong. The provision for credit losses was $1,054 million in the third quarter, down from the second quarter but still elevated. We maintained a disciplined approach to expense management, with adjusted expenses decreasing 2% year-over-year, while absorbing incremental costs as a result of COVID-19, including a fixed daily allowance paid to a limited number of essential employees required to continue to work onsite, cleaning costs and personal protective equipment costs to ensure the safety of our customers and employees.

We continue to support our customers through this challenging environment, working closely with governments and agencies to implement programs to reduce the financial hardship caused by COVID-19, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover.

BMO Financial Group Third Quarter Report 2020 8

The following table shows the uptake of payment deferral programs by geography and product type. Numbers are approximate and as at July 31, 2020.

Payment Deferrals

	As at July 31, 2020			As at April 30, 2020 (1)
	Number of accounts	Outstanding balances*		Number of accounts	Outstanding balances*
Canada (2)	(in thousands)	(Canadian $ in billions)	% of portfolio	(in thousands)	(Canadian $ in billions)	% of portfolio
Mortgages (including amortizing HELOC)	52.3	17.25	14%	55.0	17.16	14%
Credit Cards	38.5	0.34	5%	37.3	0.33	5%
All other personal lending	84.8	2.37	7%	89.1	2.43	7%
Total Retail – Canada	175.6	19.96	12%	181.4	19.92	13%
Commercial Banking (number of clients)	7.2	9.40	11%	7.4	15.08	17%
United States (3)		(US$ in billions)			(US$ in billions)
Mortgages	1.5	0.45	8%	2.0	0.57	10%
Indirect Auto	8.0	0.21	4%	14.2	0.32	6%
All other personal lending	4.0	0.14	3%	5.2	0.15	3%
Total Retail – United States	13.5	0.80	5%	21.4	1.04	6%
Commercial Banking (number of clients)	1.4	0.90	1%	1.1	3.62	4%

*	Outstanding balances for accounts/clients with payments deferred.
(1)	Payment deferrals reflect as at balances at period end and minor recategorizations to align with Q3 2020 disclosures.
(2)

In Canada mortgage deferrals were available for one to six months. Canadian personal mortgages exclude balances related to non-proprietary mortgages, consistent with an industry reporting definition established by the Canadian Bankers Association; there were approximately $2 billion in balances outstanding related to non-proprietary mortgages in deferral in both periods. For other retail loans and cards, deferral offer was one to six months until June 30, 2020, and one to three months beginning in July 2020. Commercial deferrals granted for three to six months.

(3)	In the United States deferrals on consumer products were available for up to three months. Commercial deferrals granted for three months.

Payment deferral information in the table above represents deferrals outstanding as at July 31, 2020. Requests for payment deferrals have declined significantly since peaking in the second quarter. In Canada, consumer payment deferrals were granted for up to six months. Balances at the end of the third quarter were similar to the second quarter, as 25% of accounts or $4.4 billion in balances that matured during the quarter were offset by growth of approximately $4.3 billion in outstanding balances for clients new to deferral. In the United States, consumer payment deferrals were granted for up to three months and balances have declined since the second quarter. During the third quarter, there were expiries across portfolios. In both Canada and the United States, we are seeing high rates of payment resumption among consumers whose payment deferral period has ended. Commercial payment deferral balances have declined significantly since the second quarter in both Canada and the United States. In the United States, the number of commercial clients on deferral increased, largely reflecting clients with smaller balances. Overall, the large majority of commercial clients previously on deferral have resumed payments. Almost all of the consumer and commercial payment deferrals outstanding as at July 31, 2020 will expire in the fourth quarter.

We are participating in government offered programs in both Canada and the United States, supporting individuals and businesses facing economic hardship due to the pandemic. In Canada, we facilitated $2.6 billion in funding for over 65,000 business banking accounts under the Canada Emergency Business Account (CEBA) Program, for which the eligibility criteria was further expanded this quarter allowing us to help even more of our customers. Under the program, we issue loans that are funded by the government. We determined these loans qualify for derecognition, as the risks and rewards are transferred to the government, and therefore we do not recognize these loans on the Consolidated Balance Sheet. As part of the Government of Canada’s Business Credit Availability Program (BCAP) we are also participating in the Business Development Bank of Canada (BDC), and Export Development Canada (EDC) relief programs to help Canadian businesses of all sizes impacted by COVID-19 obtain needed financing. In Q3 2020, the BDC financing program was expanded to support those medium-sized companies with revenues between $100 million and $500 million. In the United States, we secured US$4.7 billion in funding for almost 22,000 borrowers under the SBA Paycheck Protection program. We have taken a personal and relationship-based approach that considers the unique needs of each customer and leverages our long history and experience through many economic cycles.

In addition to offering financial relief measures to our customers, we have donated to community relief efforts to the fight against COVID-19 on both sides of the border. BMO Financial Group is the lead financial services donor to Sunnybrook’s CONCOR-1 efforts with a gift of $300,000. BMO has been a sponsor of Kids Help Phone’s Walk so Kids Can Talk for almost a decade. In response to COVID-19, the 19th annual Walk So Kids Can Talk transformed into a new virtual fundraiser. The new virtual Never Dance Alone-a-thon, powered by BMO, took place across Canada on May 31, 2020, to encourage fundraising and spread awareness about the importance of supporting young people through an especially distressing and uncertain time. In the U.S., BMO Harris Bank partnered with the Chicago Bulls to turn surplus Bulls apparel into 10,000 face coverings to be donated to local non-profits.

Central banks around the world continue to provide accommodative policies and make available financing programs to support the smooth functioning of the financial markets. Consistent with other banks, BMO raised deposits and secured funding through the Bank of Canada’s term repo facility in Q2 2020, which will mature by Q2 2021. BMO also utilized certain other central bank programs in Q2 2020 to a modest degree. These other central bank funding programs have since been fully repaid. BMO maintained a strong liquidity position in the third quarter. The bank experienced strong customer deposit inflows in the third quarter, building on the momentum observed in the second quarter, while customer loans declined. For additional information, please refer to the Liquidity and Funding Risk section.

The Office of the Superintendent of Financial Institutions (OSFI) continued to emphasize the usability of capital buffers, encouraging banks to provide loans and financial services during times of economic stress. The modifications to capital requirements that OSFI announced in the second quarter of 2020 remained in effect in the current quarter, key measures of which include the 1% Domestic Stability Buffer, reduction in the stressed value-at-risk multipliers under market risk, treatment of certain loans subject to payment deferrals as performing loans, and transitional arrangements for credit loss provisioning that are available under the Basel Framework. For additional information, please refer to the Capital Management section.

Despite concern related to heightened cyber threats and fraud activity through the crisis, the financial impact to BMO has been minimal, with only negligible fraud losses due to our early detection and recovery efforts. BMO’s Financial Crimes Unit (FCU) remains fully engaged across a number of security pillars.

9 BMO Financial Group Third Quarter Report 2020

Caution

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial performance and condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, please refer to the Risk Management section.

This Impact of COVID-19 section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Net Income

Q3 2020 vs. Q3 2019

Reported net income was $1,232 million, compared with $1,557 million in the prior year, and adjusted net income was $1,259 million, compared with $1,582 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS was $1.81, compared with $2.34 in the prior year, and adjusted EPS was $1.85, compared with $2.38.

Adjusted results primarily reflect the impact of higher provisions for credit losses, which increased $748 million pre-tax or $550 million after tax, partially offset by higher revenue and lower expenses. Adjusted net income increased in BMO Capital Markets and BMO Wealth Management, but was more than offset by decreases in our P&C businesses, largely due to higher provisions for credit losses. Corporate Services recorded a higher adjusted net loss from the prior year.

Q3 2020 vs. Q2 2020

Reported net income was $1,232 million, an increase of $543 million from the prior quarter, and adjusted net income was $1,259 million, an increase of $544 million. Both reported EPS and adjusted EPS increased $0.81 from the prior quarter.

Adjusted results were driven by higher revenue, lower expenses and lower provisions for credit losses. Net income in BMO Capital Markets and BMO Wealth Management increased, but was partially offset by a decrease in our P&C businesses and a higher net loss in Corporate Services. Results included the impact of two more days in the current quarter.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported net income was $3,513 million, compared with $4,564 million in the prior year. Adjusted net income was $3,591 million, compared with $4,642 million. Reported EPS was $5.18, compared with $6.88 in the prior year, and adjusted EPS was $5.30, compared with $7.00.

Adjusted net income decreased, due to higher provisions for credit losses, which increased $1,902 million pre-tax or $1,399 million after tax, partially offset by higher revenue. Decreases in adjusted net income were recorded across all operating groups, and Corporate Services recorded a higher adjusted net loss.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section. See also the Impact of COVID-19 and Risk Management sections.

Revenue (1)

Q3 2020 vs. Q3 2019

Revenue was $7,189 million, an increase of $523 million or 8% from the prior year, or 7% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $221 million, or 4% from $5,779 million in the prior year, or 3% excluding the impact of the stronger U.S. dollar.

Revenue increased in BMO Capital Markets, due to higher trading revenue from strong client activity, in BMO Wealth Management, primarily due to higher insurance revenue, and in U.S P&C. Revenue in Canadian P&C decreased due to lower non-interest revenue, with net interest income relatively unchanged as higher balances were offset by lower margins. Corporate Services revenue decreased from the prior year, primarily due to lower treasury-related revenue.

Net interest income was $3,535 million, an increase of $318 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $2,940 million, a decrease of $38 million or 1%, or 2% excluding the impact of the stronger U.S. dollar, largely due to lower net interest income in Corporate Services, partially offset by modestly higher net interest income in our P&C businesses, with higher balances more than offsetting the impact of lower margins, and higher net interest income in BMO Capital Markets.

Average earning assets were $884.5 billion, an increase of $121.2 billion or 16%, or 15% excluding the impact of the stronger U.S. dollar, due to higher cash resources, loan growth, and higher securities. BMO’s overall net interest margin decreased 8 basis points from the prior year, primarily driven by a higher volume of assets in Corporate Services and BMO Capital Markets, which has a lower spread than the bank, and lower margins in Corporate Services, our P&C businesses and BMO Wealth Management, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 31 basis points, due to the drivers noted above.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended July 31, 2020, we recognized $91 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the nine months ended July 31, 2020, we recognized $270 million and $40 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

BMO Financial Group Third Quarter Report 2020 10

Non-interest revenue, net of CCPB, was $2,465 million, compared with $2,562 million in the prior year. The decrease was primarily driven by lower securities gains and decreases in trading, foreign exchange other than trading, and card fee revenue, partially offset by higher insurance and underwriting and advisory fee revenue, as well as investments in associates and joint ventures. On an excluding trading basis, net of CCPB, non-interest revenue was $2,397 million, compared with $2,447 million in the prior year.

Gross insurance revenue increased $332 million from the prior year, primarily due to a higher increase in the fair value of investments in the current quarter from larger decreases in interest rates, compared with the prior year, and the impact of stronger equity markets in the current quarter. These changes related to the fair value of investments were largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 13. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q3 2020 vs. Q2 2020

Revenue was $7,189 million, an increase of $1,925 million or 37% from the prior quarter. Revenue, net of CCPB, increased $539 million or 10% from the prior quarter, or 11% excluding the impact of the weaker U.S. dollar.

Revenue increased in BMO Capital Markets, primarily due to higher trading revenue, and in BMO Wealth Management, largely due to higher insurance revenue, the impact of a legal provision in the prior quarter and stronger global markets. U.S. P&C revenue decreased, primarily due to lower deposit margins and non-interest revenue, partially offset by higher deposit balances, while Canadian P&C revenue was relatively unchanged. Corporate Services revenue decreased from the prior quarter, due to lower treasury-related revenue. The current quarter included two more days.

Net interest income increased $17 million, relatively unchanged from the prior quarter, or 1% excluding the impact of the weaker U.S. dollar. On an excluding trading basis, net interest income decreased $111 million or 4%, or 3% excluding the impact of the weaker U.S. dollar, largely due to lower net interest income in Corporate Services and BMO Capital Markets, partially offset by higher net interest income in BMO Wealth Management and Canadian P&C, with higher balances and the impact of two more days in the current quarter in Canadian P&C more than offsetting lower margins.

Average earning assets increased $40.6 billion or 5%, or 6% excluding the impact of the weaker U.S. dollar, primarily due to higher cash resources, higher securities, loan growth, and higher securities borrowed or purchased under repurchase agreements. BMO’s overall net interest margin decreased 11 basis points from the prior quarter, primarily due to a higher volume of assets in Corporate Services, which has a lower spread than the bank, and lower margins in Corporate Services and our P&C businesses, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 17 basis points from the prior quarter, due to the drivers noted above.

Non-interest revenue, net of CCPB, was $2,465 million, an increase of $522 million or 27% from the prior quarter, or 28% excluding the weaker U.S. dollar. The increase was primarily driven by higher trading, insurance and underwriting and advisory fee revenue, increased revenue from securities gains and higher investment management and custodial fee revenue. On an excluding trading basis, net of CCPB, non-interest revenue increased $237 million or 11%, or 12% excluding the impact of the weaker U.S. dollar.

Gross insurance revenue increased $1,487 million from the prior quarter, primarily due to an increase in the fair value of investments in the current quarter from decreases in interest rates, compared with a decrease in the fair value of investments in the prior quarter from increases in interest rates, higher annuity sales, and the impact of stronger equity markets in the current quarter. The increase in insurance revenue was largely offset by changes in CCPB, as discussed on page 13.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Q3 YTD 2020 vs. Q3 YTD 2019

Revenue was $19,200 million, compared with $19,396 million in the prior year. Revenue, net of CCPB was $17,492 million, an increase of $470 million or 3% from the prior year, or 2% excluding the impact of the stronger U.S. dollar.

Revenue increased in BMO Capital Markets, primarily due to higher trading revenue, and in our P&C businesses, primarily due to growth in deposit and loan balances, partially offset by lower margins and lower non-interest revenue. BMO Wealth Management net revenue decreased, primarily due to lower insurance revenue. Corporate Services revenue also decreased from the prior year.

Net interest income was $10,441 million, an increase of $917 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $9,022 million, an increase of $336 million or 4%, or 3% excluding the impact of the stronger U.S. dollar, largely due to higher net interest income in our P&C businesses, with higher balances more than offsetting lower margins, and BMO Capital Markets, partially offset by lower net interest income in Corporate Services.

Average earning assets were $844.3 billion, an increase of $92.0 billion or 12%, due to loan growth, higher cash resources and higher securities. BMO’s overall net interest margin decreased 4 basis points, primarily driven by a higher volume of assets in Corporate Services and BMO Capital Markets, which has a lower spread than the bank, lower margin in Corporate Services, and lower margins in BMO Wealth Management and U.S. P&C, which were impacted by the lower interest rate environment, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 19 basis points, due to the drivers noted above.

Non-interest revenue, net of CCPB, was $7,051 million, compared with $7,498 million in the prior year, primarily due to a decrease in trading non-interest revenue, lower securities gains, and decreases in card fee revenue, foreign exchange other than trading and insurance revenue, partially offset by higher lending revenue and underwriting and advisory fee revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

11 BMO Financial Group Third Quarter Report 2020

Provision for Credit Losses

Q3 2020 vs. Q3 2019

Total provision for credit losses was $1,054 million, an increase of $748 million from the prior year, with the year-over-year change due to the impact of COVID-19. The total provision for credit losses ratio was 89 basis points, compared with 28 basis points in the prior year. The provision for credit losses on impaired loans was $446 million, an increase of $203 million from $243 million in the prior year, due to higher provisions in all businesses. The provision for credit losses on impaired loans ratio was 38 basis points, compared with 22 basis points in the prior year. There was a $608 million provision for credit losses on performing loans in the current quarter, compared with a $63 million provision for credit losses on performing loans in the prior year. The $608 million provision for credit losses on performing loans in the current quarter, reflects the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights.

Q3 2020 vs. Q2 2020

Total provision for credit losses was $1,054 million, a decrease of $64 million from the prior quarter. The total provision for credit losses ratio was 89 basis points, compared with 94 basis points in the prior quarter. The provision for credit losses on impaired loans increased $33 million, primarily due to higher provisions in Canadian P&C. The provision for credit losses on impaired loans ratio was 38 basis points, compared with 35 basis points in the prior quarter. There was a $608 million provision for credit losses on performing loans in the current quarter, compared with a $705 million provision for credit losses on performing loans in the prior quarter, with the decrease primarily due to changes in the economic outlook, reduced balances and the impact of model changes, largely offset by the impact of the uncertain environment on credit conditions and scenario weights.

Q3 YTD 2020 vs. Q3 YTD 2019

Total provision for credit losses was $2,521 million, an increase of $1,902 million from the prior year. The total provision for credit losses ratio was 72 basis points, compared with a low level of 19 basis points in the prior year. The provision for credit losses on impaired loans was $1,183 million, an increase of $663 million from $520 million in the prior year, primarily due to higher provisions in U.S. P&C, partially as a result of recoveries in the prior year, as well as higher provisions in Canadian P&C and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 34 basis points, compared with a low level of 16 basis points in the prior year. There was a $1,338 million provision for credit losses on performing loans in the current year, compared with a provision of $99 million in the prior year. The significant year-to-date increase in the current year, compared with the same period in the prior year, was due to the impact of COVID-19.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2020
Provision for (recovery of) credit losses on impaired loans	257	109	366	1	79	-	446
Provision for (recovery of) credit losses on performing loans	313	223	536	7	58	7	608
Total provision for (recovery of) credit losses	570	332	902	8	137	7	1,054

Q2-2020
Provision for (recovery of) credit losses on impaired loans	212	124	336	3	73	1	413
Provision for (recovery of) credit losses on performing loans	285	75	360	3	335	7	705
Total provision for (recovery of) credit losses	497	199	696	6	408	8	1,118

Q3-2019
Provision for (recovery of) credit losses on impaired loans	174	61	235	-	7	1	243
Provision for (recovery of) credit losses on performing loans	30	37	67	(2)	3	(5)	63
Total provision for (recovery of) credit losses	204	98	302	(2)	10	(4)	306

YTD-2020
Provision for (recovery of) credit losses on impaired loans	607	365	972	4	205	2	1,183
Provision for (recovery of) credit losses on performing loans	612	315	927	13	390	8	1,338
Total provision for (recovery of) credit losses	1,219	680	1,899	17	595	10	2,521

YTD-2019
Provision for (recovery of) credit losses on impaired loans	410	94	504	1	20	(5)	520
Provision for (recovery of) credit losses on performing loans	52	33	85	(1)	20	(5)	99
Total provision for (recovery of) credit losses	462	127	589	-	40	(10)	619

Provision for Credit Losses Performance Ratios

	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019
Total PCL-to-average net loans and acceptances (annualized) (%)	0.89	0.94	0.28	0.72	0.19
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.38	0.35	0.22	0.34	0.16

BMO Financial Group Third Quarter Report 2020 12

Impaired Loans

Total gross impaired loans (GIL) were $4,413 million at the end of the current quarter, compared with $2,432 million in the prior year, with the majority of the increase in impaired loans attributed to retail trade, oil and gas and service industries. GIL increased $768 million from $3,645 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $1,760 million, compared with $679 million in the prior year, and $1,396 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019
GIL, beginning of period	3,645	2,822	2,335	2,629	1,936
Classified as impaired during the period	1,760	1,396	679	3,987	1,887
Transferred to not impaired during the period	(113)	(110)	(132)	(424)	(384)
Net repayments	(409)	(277)	(232)	(1,005)	(581)
Amounts written-off	(384)	(262)	(138)	(773)	(369)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(17)	(57)	(17)	(57)
Foreign exchange and other movements	(86)	93	(23)	16	-
GIL, end of period	4,413	3,645	2,432	4,413	2,432
GIL to gross loans and acceptances (%)	0.95	0.74	0.55	0.95	0.55

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $1,189 million, an increase of $302 million from $887 million in the prior year, primarily due to a higher increase in the fair value of policy benefit liabilities in the current quarter, resulting from larger decreases in interest rates compared with the prior year, and the impact of stronger equity markets in the current quarter.

CCPB increased $1,386 million from the prior quarter, primarily due to an increase in the fair value of policy benefit liabilities in the current quarter from a decrease in interest rates, compared with a decrease in the fair value of policy benefit liabilities resulting from increases in interest rates in the prior quarter, higher annuity sales, and the impact of stronger equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities were largely offset in revenue.

Adjusted results in this Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Non-Interest Expense (1)

Reported non-interest expense was $3,444 million, a decrease of $47 million or 1% from the prior year, and adjusted non-interest expense was $3,407 million, a decrease of $52 million or 2%. Adjusted non-interest expense excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The decrease was largely due to lower travel and business development costs and focused expense management, net of higher real estate costs, partially due to a gain on the sale of an office building in the prior year.

Reported non-interest expense was $3,444 million, a decrease of $72 million or 2% from the prior quarter, and adjusted non-interest expense was $3,407 million, a decrease of $76 million or 2%. The decrease was driven by lower expenses across most expense categories, including lower travel and business development costs in the current environment, partially offset by higher employee-related costs. The current quarter included two more days.

Year-to-date reported non-interest expense was $10,629 million, a decrease of $14 million from the prior year, and adjusted non-interest expense was $10,527 million, a decrease of $15 million or relatively unchanged, as decreases across most expense categories were partially offset by higher technology costs.

Reported operating leverage on a net revenue basis was positive 5.2%, compared with positive 0.7% in the prior year. Adjusted operating leverage on a net revenue basis was positive 5.3%, compared with positive 0.5% in the prior year. Year-to-date adjusted operating leverage on a net revenue basis was positive 2.9%.

The reported efficiency ratio was 47.9%, compared with 52.4% in the prior year, and was 57.4% on a net revenue basis, compared with 60.4% in the prior year. The adjusted efficiency ratio was 47.4%, compared with 51.9% in the prior year, and 56.8% on a net revenue basis, compared with 59.9% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended July 31, 2020, we recognized $91 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the nine months ended July 31, 2020, we recognized $270 million and $40 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

13 BMO Financial Group Third Quarter Report 2020

Income Taxes

The provision for income taxes was $270 million, a decrease of $155 million from the third quarter of 2019, and an increase of $132 million from the second quarter of 2020. The effective tax rate for the current quarter was 18.0%, compared with 21.5% in the third quarter of 2019, and 16.6% in the second quarter of 2020.

The adjusted provision for income taxes was $280 million, a decrease of $152 million from the third quarter of 2019, and an increase of $135 million from the second quarter of 2020. The adjusted effective tax rate was 18.2% in the current quarter, compared with 21.5% in the third quarter of 2019, and 16.7% in the second quarter of 2020. The change in the reported and adjusted effective tax rate in the current quarter relative to the third quarter of 2019 and the second quarter of 2020 was primarily due to earnings mix.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2020 14

Capital Management

BMO continues to manage its capital within the capital management framework described on page 59 of BMO’s 2019 Annual Report.

Third Quarter 2020 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.6% as at July 31, 2020, up from 11.0% at the end of the second quarter, due to lower risk-weighted assets (RWA) and higher CET1 Capital.

CET1 Capital was $39.0 billion as at July 31, 2020, up from $38.4 billion as at April 30, 2020, primarily due to retained earnings growth and the adjustment for transitional arrangements for expected credit loss provisioning, and to a lesser extent other net positive impacts, including the issuance of common shares through the shareholder dividend reinvestment and share purchase plan, partially offset by lower accumulated other comprehensive income, primarily from the impact of foreign exchange movements. CET1 Capital increased from $36.1 billion as at October 31, 2019, primarily due to retained earnings growth, the adjustment for transitional arrangements for expected credit loss provisioning and lower net deductions.

RWA were $337.4 billion as at July 31, 2020, down from $348.2 billion as at April 30, 2020, primarily driven by a decline in commercial lending from the prior quarter’s elevated levels, as customers paid down facilities and loans amortized, the impact of foreign exchange movements and a reduction in the credit valuation adjustment charge, partially offset by changes in asset quality. RWA increased from $317.0 billion as at October 31, 2019, primarily from changes in asset quality, net business growth and regulatory and accounting changes.

The Tier 1 Capital Ratio was 13.1% as at July 31, 2020, compared with 12.5% as at April 30, 2020, and 13.0% as at October 31, 2019. The Total Capital Ratio was 15.8% as at July 31, 2020, compared with 14.7% as at April 30, 2020, and 15.2% as at October 31, 2019. The Tier 1 Capital Ratio and Total Capital Ratio were higher than prior periods, primarily due to the factors impacting CET1 capital and RWA, as noted above. The Total Capital Ratio was also higher than prior periods due to the issuance of subordinated notes.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 4.7% as at July 31, 2020, up from 4.6% as at April 30, 2020, driven by higher Tier 1 Capital and lower leverage exposures. The Leverage Ratio increased from 4.3% as at October 31, 2019, primarily due to the temporary exclusion of central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under OSFI’s Liquidity Adequacy Requirements Guideline, and higher Tier 1 Capital.

Please see the Impact of COVID-19 and Risk Management sections.

Regulatory Capital Developments

On July 15, 2020, the Office of the Superintendent of Financial Institutions (OSFI) affirmed its support for the recent statements issued by the Basel Committee on Banking Supervision and the Financial Stability Board reinforcing the usability of banks’ capital buffers. OSFI requires banks to build up capital buffers in good times so that they are available for use during periods of stress. Capital buffers allow banks to absorb losses while also encouraging them to continue to provide loans and financial services during times of economic stress. Using capital buffers to absorb losses and support lending is consistent with a well-functioning capital regime and with the design and intended functioning of the Basel III framework, an international agreement to strengthen the regulation, supervision and risk management of banks.

On July 13, 2020, OSFI announced its plan to gradually restart its policy development work in the fall of 2020, as Canada takes steps towards economic recovery. Additional details will be provided throughout the remainder of fiscal 2020, including on both the content and pace of the policy development work to reflect the new economic and operational environment. OSFI has stated that it will seek input from the sectors under its supervision to make the necessary adjustments.

On June 23, 2020, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 1.0%, unchanged from the level set on March 13, 2020. This decision reflects OSFI’s assessment that the current DSB level remains effective in supporting the resilience of the Canadian banking system and the overall economy.

COVID-19 Related Developments

As part of a coordinated effort by federal agencies to address the market disruption posed by COVID-19, OSFI announced a suite of modifications to capital requirements, effective in the second quarter of 2020, to afford institutions further flexibility in addressing current conditions, while promoting financial resilience and stability. The modifications, which remain in effect this quarter, are summarized below. For those that are temporary in nature, OSFI has advised that they will provide guidance on the unwinding of the changes at the appropriate time.

Domestic Stability Buffer

On March 13, 2020, OSFI decreased the DSB from 2.25% to 1.0%, decreasing OSFI’s minimum CET1 ratio expectation from 10.25% to 9.0% effective immediately. The target risk-based Total Loss Absorbing Capacity (TLAC) ratio decreased to 22.5% of RWA. The target TLAC leverage ratio remains at 6.75%. OSFI continues to expect domestic systemically important banks (D-SIBs) to fully meet the target TLAC requirements by November 1, 2021. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA. OSFI committed that any increases to the buffer would not take effect for at least 18 months.

OSFI’s action was taken in order to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects D-SIBs to use the additional lending capacity generated to support Canadian businesses and households, and not use this measure to increase distributions to shareholders or employees, or to undertake share buybacks. Consistent with this, OSFI set the expectation for all federally regulated financial institutions (FRFIs) that dividend increases and share buybacks should be halted for the time being.

15 BMO Financial Group Third Quarter Report 2020

Loan Payment Deferrals

On March 27, 2020, OSFI announced that in situations where mortgage payment deferrals are granted by deposit-taking institutions (DTIs), the loans will continue to be treated as performing loans under the Capital Adequacy Requirements Guideline. This means that these loans will not be subject to a different risk weight under the Standardized Approach (SA) to credit risk and will not be considered delinquent when determining the probability of default under the Internal Rating Based (IRB) Approach, as a result of these payment deferrals. Banks should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. Other types of loans (e.g., small business loans, retail loans including credit cards and mid-market commercial loans) that are granted similar payment deferrals by banks will be afforded the same capital treatment as described above. After the payment deferral period ends (up to a maximum of six months from the date that the payment deferral is granted), the usual rules for designating a loan as non-performing would apply. Based on current experience, we do not expect that the expiration of the loan payment deferral will have a significant impact on our capital requirements.

Transitional Arrangements for Capital Treatment of Expected Loss Provisioning

On March 27, 2020, in line with other jurisdictions, OSFI introduced transitional arrangements for expected credit loss provisioning that are available under the Basel Framework. This results in a portion of the increase in allowances, relative to the baseline level, that would otherwise be included in Tier 2 capital, to instead be included in CET1 capital. The baseline level is the amount of Stage 1 and Stage 2 allowances as at January 31, 2020, for October year-end DTIs. This increased amount is adjusted for tax effects and subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021 and 25% in fiscal 2022.

For exposures treated under the SA, DTIs should compare Stage 1 and Stage 2 allowances allocated to the SA at the end of that quarter with the baseline amount and multiply the increase in allowances by 100% less the DTI’s tax rate, and multiply the result by the scaling factor for the reporting period (70% in fiscal 2020). The resulting amount should be added to CET1 capital.

For exposures treated under the IRB Approach, each quarter, DTIs should compare Stage 1 and Stage 2 allowances allocated to IRB portfolios at the end of that quarter with the baseline amount. The increase should be multiplied by 100% less the DTI’s tax rate and then multiplied by the applicable scaling factor for the reporting period (70% in fiscal 2020). DTIs should then take the lower of (i) this result and (ii) excess allowances eligible for inclusion in Tier 2 capital, and add this amount to CET1 capital.

Reduction of Stressed Value-at-Risk (VaR) Multipliers under Market Risk

On March 27, 2020, OSFI announced that, on a temporary basis, it has reduced the Stressed VaR (SVaR) multipliers under market risk. Institutions subject to market risk capital requirements and using internal models were allowed to reduce the SVaR multiplier they were subject to at the end of the first quarter of fiscal 2020, down from a minimum value of three to one. OSFI will continue to monitor institutions’ VaR and SVaR reports and will consider removing the temporary reduction in SVaR multipliers when it deems that prevalent market conditions have returned to normal levels and the heightened volatility present in historical minimum observation periods used for calculating regulatory VaR has subsided, which is not expected to be earlier than April 2021.

Removal of Funding Valuation Adjustment (FVA) Hedges in Market Risk

On March 27, 2020, OSFI advised institutions to remove hedges of FVA from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included, while the underlying exposures of FVA are not.

Domestic Implementation of the Basel III Reforms

Consistent with the decision of the Group of Central Bank Governors and Heads of Supervision, the Basel Committee’s oversight body, on March 27, 2020, OSFI announced the delay of the domestic implementation of the remaining measures of the Basel III international capital standard to provide additional operational capacity for banks to respond to the immediate financial stability priorities resulting from COVID-19. The implementation date for the revisions to the Standardized Approach and IRB Approach to credit risk, the operational risk framework, the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor, has been delayed from Q1 2022 until Q1 2023. The implementation date of the final set of revisions to the market risk framework (known as the “fundamental review of the trading book” or “FRTB”) published in January 2019, has been delayed from Q1 2022 until Q1 2024. OSFI’s implementation date of the revised credit valuation adjustment risk framework has also been delayed from Q1 2022 until Q1 2024.

Leverage Ratio

Similar to the risk-based capital ratios, DTIs are expected to hold operating buffers above the regulatory minimum leverage ratio. These buffers are held in normal times to help ensure that an institution has additional flexibility in times of stress. In its announcement on March 27, 2020, OSFI encouraged DTIs to use operating buffers that are held above the authorized leverage ratio of the institution.

On April 9, 2020, OSFI announced the temporary exclusion of certain exposures from the DTIs’ leverage ratio exposure measure. The exclusions include exposures related to central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Liquidity Adequacy Requirements Guideline. The treatment was effective immediately and will remain in place until April 30, 2021.

Capital Floor

To support DTIs’ ability to continue to provide lending in the current environment, on April 9, 2020, OSFI announced it was lowering the capital floor factor, which applies to institutions using the IRB Approach to calculate credit risk, from 75% to 70%, effective immediately. The 70% floor factor will remain in place until the domestic implementation of the capital floor under the Basel III reforms in Q1 2023.

BMO Financial Group Third Quarter Report 2020 16

Capital Development Related to BMO Financial Corp. (BFC)

As a U.S. bank holding company with total consolidated assets less than US$250 billion, our subsidiary BFC continues to be subject to the Federal Reserve Board’s (FRB) Comprehensive Capital Analysis and Review (CCAR) and Dodd-Frank Act Stress Test (DFAST) requirements on a biennial basis, beginning with the 2020 CCAR. CCAR is an exercise conducted by the FRB to assess whether the largest bank holding companies and foreign banking organizations operating in the United States have sufficient capital to support their operations throughout periods of economic and financial stress and have robust, forward-looking capital planning processes that address their unique risks. DFAST is a forward-looking exercise complementary to CCAR and conducted by the FRB to assess whether the financial companies that it supervises have sufficient capital to absorb losses and support operations during adverse economic conditions.

On June 25, 2020, the FRB released its 2020 CCAR and DFAST results, and on August 10, 2020, announced individual large bank capital requirements, which will be effective October 1, 2020. BFC’s CET1 capital requirement assigned by the FRB is 10.5%, including the 4.5% minimum CET1 ratio and a 6% stress capital buffer (SCB). BFC requested a reconsideration of its assigned SCB, as did several other banks, but the FRB declined any adjustments. BFC is well capitalized, with a strong CET1 ratio of 12.1% as at June 30, 2020.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information see the Enterprise-Wide Capital Management section on pages 59 to 65 of BMO’s 2019 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at July 31, 2020
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	11.6%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	13.1%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	15.8%
Leverage Ratio	3.0%	na	na	3.0%	4.7%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the third quarter of 2020). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.0%. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q4-2019

Gross common equity (1)	49,239	49,886	45,728
Regulatory adjustments applied to common equity	(10,255)	(11,461)	(9,657)
Common Equity Tier 1 capital (CET1)	38,984	38,425	36,071
Additional Tier 1 eligible capital (2)	5,348	5,348	5,348
Regulatory adjustments applied to Tier 1	(86)	(81)	(218)
Additional Tier 1 capital (AT1)	5,262	5,267	5,130
Tier 1 capital (T1 = CET1 + AT1)	44,246	43,692	41,201
Tier 2 eligible capital (3)	8,953	7,582	7,189
Regulatory adjustments applied to Tier 2	(50)	(66)	(50)
Tier 2 capital (T2)	8,903	7,516	7,139
Total capital (TC = T1 + T2)	53,149	51,208	48,340
Risk-weighted Assets (4)	337,377	348,167	317,029
Leverage Ratio Exposures	937,266	945,468	956,493

Capital ratios (%)
CET1 Ratio	11.6	11.0	11.4
Tier 1 Capital Ratio	13.1	12.5	13.0
Total Capital Ratio	15.8	14.7	15.2
Leverage Ratio	4.7	4.6	4.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include certain loan loss allowances.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Other Capital Developments

During the quarter, 3,364,008 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

On August 13, 2020, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 33 (Preferred Shares Series 33). During the conversion period, which ran from July 27, 2020 to August 10, 2020, 118,563 Preferred Shares Series 33 were tendered for conversion into Non-Cumulative 5-Year rate Reset Class B (Preferred Shares Series 34), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 33 prospectus supplement date supplement date May 29, 2015. As a result, no Preferred Shares Series 34 were issued and holders of Preferred Shares Series 33 retained their shares. The dividend rate for the Preferred Shares Series 33 is 3.054% for the five-year period commencing on August 25, 2020, and ending on August 24, 2025.

17 BMO Financial Group Third Quarter Report 2020

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (NCIB) that will permit us to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. As previously noted and in light of OSFI’s announcement on March 13, 2020, that all share buybacks by FRFIs should be halted for the time being, we put the process on hold. We will proceed with the new NCIB based on OSFI’s future guidance. Our previous NCIB expired on June 2, 2020.

If a non-viable contingent capital (NVCC) trigger event were to occur, our NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.46 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Outstanding Shares and Securities Convertible into Common Shares (1)

As at July 31, 2020	Number of shares or dollar amount (in millions)
Common shares (2)	642.8
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 35*	$150
Series 36*	$600
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes*	US$500
Medium-Term Notes*
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Stock options
Vested	3.7
Non-vested	2.9
*	Convertible into common shares
(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 176 of BMO’s 2019 Annual Report. Details on share capital and Additional Tier 1 Capital Notes are outlined in Note 6 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 177 of BMO’s 2019 Annual Report.

(2)	Common Shares are net of 206,527 treasury shares.

Dividends

On August 25, 2020, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, unchanged from the preceding quarter, and up $0.03 per share or 3% from the prior year. The dividend is payable on November 26, 2020, to shareholders of record on November 2, 2020. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Effective March 13, 2020, OSFI prohibited FRFIs from increasing their common share dividend. OSFI will advise at the appropriate time on the unwinding of this guidance.

On August 25, 2020, we announced that commencing with common share dividend declared for the fourth quarter of fiscal 2020, and subsequently until further notice, common shares under the Plan will be purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2020 18

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the third quarter of 2020. See also the Impact of COVID-19 and Risk Management sections.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

Effective November 1, 2019, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior years. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Depreciation on the right-of-use assets has been recorded in non-interest expense and interest on the lease liability in interest expense. Refer to the Changes in Accounting Policies section on page 34 for further details.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income (teb)	2,616	2,624	2,566	7,848	7,502
Non-interest revenue	745	780	841	2,355	2,422
Total revenue (teb)	3,361	3,404	3,407	10,203	9,924
Provision for (recovery of) credit losses on impaired loans	366	336	235	972	504
Provision for (recovery of) credit losses on performing loans	536	360	67	927	85
Total provision for credit losses	902	696	302	1,899	589
Non-interest expense	1,712	1,793	1,765	5,252	5,206
Income before income taxes	747	915	1,340	3,052	4,129
Provision for income taxes (teb)	164	215	322	718	997
Reported net income	583	700	1,018	2,334	3,132
Amortization of acquisition-related intangible assets (1)	10	11	12	31	34
Adjusted net income	593	711	1,030	2,365	3,166

Net income growth (%)	(42.8)	(31.4)	1.3	(25.5)	8.0
Adjusted net income growth (%)	(42.4)	(31.1)	1.2	(25.3)	7.8
Revenue growth (%)	(1.4)	5.4	6.4	2.8	6.7
Non-interest expense growth (%)	(3.0)	4.3	4.0	0.9	5.2
Adjusted non-interest expense growth (%)	(2.9)	4.4	4.0	1.0	5.3
Return on equity (%)	8.5	10.5	16.4	11.7	17.4
Adjusted return on equity (%)	8.7	10.7	16.6	11.9	17.6
Operating leverage (teb) (%)	1.6	1.1	2.4	1.9	1.5
Adjusted operating leverage (teb) (%)	1.5	1.0	2.4	1.8	1.4
Efficiency ratio (teb) (%)	51.0	52.7	51.8	51.5	52.5
Adjusted efficiency ratio (teb) (%)	50.6	52.3	51.4	51.1	52.0
Net interest margin on average earning assets (teb) (%)	2.82	2.86	2.94	2.86	2.96
Average earning assets	369,298	372,526	346,045	366,050	338,334
Average gross loans and acceptances	377,828	381,807	355,222	375,398	346,430
Average net loans and acceptances	375,420	379,838	353,617	373,355	344,850
Average deposits	357,162	326,411	283,924	329,935	277,773

(1)	Total P&C before tax amounts of $13 million in Q3-2020, $15 million in both Q2-2020 and Q3-2019; $41 million for YTD-2020 and $44 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $583 million, compared with $1,018 million in the prior year. Adjusted net income was $593 million, compared with $1,030 million in the prior year, and excludes the amortization of acquisition-related intangible assets. Reported and adjusted net income were impacted by higher provisions for credit losses, which increased $600 million pre-tax, or $441 million after tax from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

19 BMO Financial Group Third Quarter Report 2020

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income	1,509	1,495	1,500	4,561	4,342
Non-interest revenue	453	465	543	1,443	1,564
Total revenue	1,962	1,960	2,043	6,004	5,906
Provision for (recovery of) credit losses on impaired loans	257	212	174	607	410
Provision for (recovery of) credit losses on performing loans	313	285	30	612	52
Total provision for credit losses	570	497	204	1,219	462
Non-interest expense	960	976	961	2,922	2,860
Income before income taxes	432	487	878	1,863	2,584
Provision for income taxes	112	126	228	482	670
Reported net income	320	361	650	1,381	1,914
Amortization of acquisition-related intangible assets (1)	-	1	1	1	2
Adjusted net income	320	362	651	1,382	1,916

Personal revenue	1,213	1,218	1,272	3,718	3,701
Commercial revenue	749	742	771	2,286	2,205
Net income growth (%)	(50.8)	(41.4)	1.1	(27.8)	1.9
Revenue growth (%)	(4.0)	2.4	5.9	1.6	4.6
Non-interest expense growth (%)	0.0	3.4	4.0	2.2	3.8
Adjusted non-interest expense growth (%)	0.0	3.4	4.0	2.2	3.8
Return on equity (%)	11.0	13.0	26.4	16.6	26.9
Adjusted return on equity (%)	11.1	13.0	26.4	16.6	27.0
Operating leverage (%)	(4.0)	(1.0)	1.9	(0.6)	0.8
Adjusted operating leverage (%)	(4.0)	(1.0)	1.9	(0.6)	0.8
Efficiency ratio (%)	49.0	49.8	47.1	48.7	48.4
Net interest margin on average earning assets (%)	2.54	2.58	2.66	2.60	2.63
Average earning assets	236,143	235,852	223,817	234,417	220,620
Average gross loans and acceptances	251,028	251,426	239,054	249,949	234,696
Average net loans and acceptances	249,628	250,328	238,178	248,794	233,824
Average deposits	213,086	197,122	177,093	200,582	172,142

(1)	Before tax amounts of $nil in Q3-2020, $1 million in both Q2-2020 and Q3-2019; $1 million for YTD-2020 and $2 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2020 vs. Q3 2019

Canadian P&C reported and adjusted net income were $320 million, compared with reported net income of $650 million in the prior year, and adjusted net income of $651 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses and lower revenue.

Revenue was $1,962 million, compared with $2,043 million in the prior year, due to lower non-interest revenue, with net interest income relatively unchanged, as higher balances across most products were partially offset by lower margins. Net interest margin of 2.54% decreased 12 basis points, driven by lower deposit and loan margins, partially offset by the benefit of deposits growing faster than loans.

Personal revenue decreased $59 million or 5%, due to lower margins and lower non-interest revenue, partially offset by higher balances. Commercial revenue decreased $22 million or 3%, due to lower non-interest revenue and lower margins, partially offset by higher balances across all products.

Total provision for credit losses was $570 million, an increase of $366 million from the prior year. The provision for credit losses on impaired loans was $257 million, an increase of $83 million, primarily due to higher commercial provisions. There was a $313 million provision for credit losses on performing loans in the current quarter, compared with a $30 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $960 million, relatively unchanged from the prior year, due to higher pension and technology costs offset by lower employee-related costs and discretionary expenses.

Average gross loans and acceptances increased $12.0 billion or 5% from the prior year to $251.0 billion. Total personal lending balances (excluding retail cards) increased 4%. Commercial loan balances (excluding corporate cards) increased 9%. Average deposits increased $36.0 billion or 20% to $213.1 billion. Personal deposit balances increased 14% and commercial deposit balances increased 31%.

Gross loans and acceptances as at July 31, 2020, increased $8.9 billion or 4% from the prior year to $250.6 billion, with growth in personal loans (excluding retail cards) of 3% and growth in commercial loans (excluding corporate cards) of 6%. Deposits as at July 31, 2020, increased $37.4 billion or 21% to $217.4 billion, with growth in personal deposit balances of 13% and in commercial deposit balances of 33%, reflecting the higher liquidity retained by customers, due to the impact of COVID-19.

BMO Financial Group Third Quarter Report 2020 20

Q3 2020 vs. Q2 2020

Reported and adjusted net income were $320 million, compared with reported net income of $361 million and adjusted net income of $362 million in the prior quarter, primarily driven by higher provision for credit losses, partially offset by lower expenses and higher revenue.

Revenue was $1,962 million, an increase of $2 million from the prior quarter, due to higher balances across most products and the impact of two more days in the current quarter, partially offset by lower margins and lower non-interest revenue. Net interest margin of 2.54% decreased 4 basis points from the prior quarter due to lower deposit margins, reflecting the recent low interest rate environment, partially offset by the benefit of deposits growing faster than loans.

Personal revenue decreased $5 million, due to lower margins, partially offset by more days in the current quarter and higher balances. Commercial revenue increased $7 million or 1%, primarily due to higher deposit balances and more days in the current quarter, partially offset by lower margins and lower non-interest revenue.

Total provision for credit losses was $570 million, an increase of $73 million from the prior quarter. The provision for credit losses on impaired loans increased $45 million, primarily due to higher commercial provisions. There was a $313 million provision for credit losses on performing loans in the current quarter, compared with a $285 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense was $960 million, a decrease of $16 million or 2% from the prior quarter, primarily due to lower employee-related costs and discretionary spending, reflective of our focus on expense management in the current environment.

Average gross loans and acceptances decreased $0.4 billion from the prior quarter, while average deposits increased $16.0 billion or 8%.

Gross loans and acceptances as at July 31, 2020, decreased $2.3 billion or 1% from the prior quarter, primarily due to a decline in commercial loans (excluding corporate cards) of 4%. Deposits as at July 31, 2020, increased $10.4 billion or 5%, with growth of 3% in personal deposit balances and 8% in commercial balances.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported net income was $1,381 million, compared with $1,914 million in the prior year, and adjusted net income of $1,382 million, compared with $1,916 million. The decrease largely reflects higher provisions for credit losses, with higher revenue partially offset by higher expenses.

Revenue was $6,004 million, an increase of $98 million or 2% from the prior year, due to higher balances across most products, partially offset by lower margins and lower non-interest revenue. Net interest margin of 2.60% decreased 3 basis points from the prior year, driven by lower loan and deposit margins, partially offset by the benefit of deposits growing faster than loans.

Personal revenue increased $17 million, primarily due to higher balances across all products, partially offset by lower margins and lower non-interest revenue. Commercial revenue increased $81 million or 4%, primarily due to higher balances across most products, partially offset by lower non-interest revenue and lower margins.

Total provision for credit losses was $1,219 million, an increase of $757 million from the prior year. The provision for credit losses on impaired loans increased $197 million, primarily due to higher commercial provisions. There was a $612 million provision for credit losses on performing loans in the current year, compared with a $52 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $2,922 million, an increase of $62 million or 2% from the prior year, primarily due to higher pension and technology costs.

Average gross loans and acceptances increased $15.3 billion or 6% from the prior year to $249.9 billion, and average deposits increased $28.4 billion or 17% to $200.6 billion.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

21 BMO Financial Group Third Quarter Report 2020

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income (teb)	815	818	804	2,431	2,375
Non-interest revenue	215	228	225	675	645
Total revenue (teb)	1,030	1,046	1,029	3,106	3,020
Provision for (recovery of) credit losses on impaired loans	81	89	45	270	70
Provision for (recovery of) credit losses on performing loans	166	54	28	233	25
Total provision for credit losses	247	143	73	503	95
Non-interest expense	553	592	606	1,723	1,763
Income before income taxes	230	311	350	880	1,162
Provision for income taxes (teb)	38	65	72	175	247
Reported net income	192	246	278	705	915
Amortization of acquisition-related intangible assets (1)	7	7	8	22	24
Adjusted net income	199	253	286	727	939

Personal revenue	330	315	348	973	1,023
Commercial revenue	700	731	681	2,133	1,997
Net income growth (%)	(30.9)	(19.4)	(0.3)	(23.0)	14.6
Adjusted net income growth (%)	(30.3)	(19.1)	(0.5)	(22.6)	13.9
Revenue growth (%)	0.2	5.7	5.3	2.9	6.1
Non-interest expense growth (%)	(8.7)	1.5	2.1	(2.3)	3.2
Adjusted non-interest expense growth (%)	(8.7)	1.7	2.3	(2.2)	3.4
Return on equity (%)	6.6	8.7	9.8	8.2	11.2
Adjusted return on equity (%)	6.8	9.0	10.1	8.4	11.5
Operating leverage (teb) (%)	8.9	4.2	3.2	5.2	2.9
Adjusted operating leverage (teb) (%)	8.9	4.0	3.0	5.1	2.7
Efficiency ratio (teb) (%)	53.7	56.5	58.9	55.5	58.4
Adjusted efficiency ratio (teb) (%)	52.8	55.6	57.9	54.5	57.3
Net interest margin on average earning assets (teb) (%)	3.31	3.36	3.46	3.34	3.59
Average earning assets	97,997	98,919	92,116	97,332	88,469
Average gross loans and acceptances	93,317	94,366	87,549	92,758	83,975
Average net loans and acceptances	92,575	93,736	87,000	92,102	83,442
Average deposits	106,068	93,523	80,520	95,597	79,383

(Canadian $ equivalent in millions)

Net interest income (teb)	1,107	1,129	1,066	3,287	3,160
Non-interest revenue	292	315	298	912	858
Total revenue (teb)	1,399	1,444	1,364	4,199	4,018
Provision for (recovery of) credit losses on impaired loans	109	124	61	365	94
Provision for (recovery of) credit losses on performing loans	223	75	37	315	33
Total provision for credit losses	332	199	98	680	127
Non-interest expense	752	817	804	2,330	2,346
Income before income taxes	315	428	462	1,189	1,545
Provision for income taxes (teb)	52	89	94	236	327
Reported net income	263	339	368	953	1,218
Adjusted net income	273	349	379	983	1,250

Net income growth (%)	(28.7)	(16.3)	1.5	(21.8)	19.1
Adjusted net income growth (%)	(28.1)	(16.0)	1.3	(21.4)	18.4
Revenue growth (%)	2.6	9.8	7.2	4.5	10.1
Non-interest expense growth (%)	(6.5)	5.4	3.9	(0.7)	7.1
Adjusted non-interest expense growth (%)	(6.4)	5.6	4.1	(0.6)	7.3
Average earning assets	133,155	136,674	122,228	131,633	117,714
Average gross loans and acceptances	126,800	130,381	116,168	125,449	111,734
Average net loans and acceptances	125,792	129,510	115,439	124,561	111,026
Average deposits	144,076	129,289	106,831	129,353	105,631

(1)	Before tax amounts of US$9 million in Q3-2020, US$10 million in Q2-2020 and US$11 million in Q3-2019; US$29 million for YTD-2020 and US$32 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2020 vs. Q3 2019

U.S. P&C reported net income was $263 million, compared with $368 million in the prior year, and adjusted net income was $273 million, compared with $379 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $192 million, compared with $278 million in the prior year, and adjusted net income was $199 million, compared with $286 million, primarily due to higher provisions for credit losses, partially offset by lower expenses.

Revenue was $1,030 million, an increase of $1 million from the prior year, primarily due to higher deposit and loan balances, and higher loan margins, partially offset by lower deposit product margins and non-interest revenue. Net interest margin of 3.31% decreased 15 basis points, primarily due to lower deposit product margins driven by the impact of a lower rate environment, partially offset by the impact of deposits growing faster than loans.

Personal revenue decreased $18 million or 5%, largely due to lower deposit revenue. Commercial revenue increased $19 million or 3%, primarily due to higher deposit and loan balances, partially offset by lower deposit product margins.

Total provision for credit losses was $247 million, an increase of $174 million from the prior year. The provision for credit losses on impaired loans was $81 million, an increase of $36 million, due to higher commercial and consumer provisions. There was a $166 million provision for credit losses on performing loans in the current quarter, compared with a $28 million provision for credit losses on performing loans in the prior year.

BMO Financial Group Third Quarter Report 2020 22

Non-interest expense was $553 million, a decrease of $53 million or 9% from the prior year, and adjusted non-interest expense was $544 million, a decrease of $51 million or 9%, primarily due to lower technology, employee and advertising expenses, as well as a continued focus on expense management.

Average gross loans and acceptances increased $5.8 billion or 7% from the prior year to $93.3 billion, driven by growth in commercial loans and personal loans of 7% and 6%, respectively. Average deposits increased $25.5 billion or 32% to $106.1 billion, with 60% growth in commercial deposit balances and 10% growth in personal deposit balances.

Gross loans and acceptances as at July 31, 2020, increased $3.0 billion or 3% from the prior year to $90.9 billion, primarily driven by growth in commercial loans of 4% and growth in personal loans of 2%, both resulting from growth in government lending loan programs due to the impact of COVID-19. Deposits as at July 31, 2020, increased $23.2 billion or 28% to $105.6 billion, with growth in commercial deposit balances of 53% and in personal deposit balances of 9%, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Q3 2020 vs. Q2 2020

Reported net income was $263 million, compared with $339 million in the prior quarter, and adjusted net income was $273 million, compared with $349 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $192 million, compared with $246 million in the prior quarter, and adjusted net income was $199 million, compared with $253 million, due to higher provisions for credit losses with lower revenue, partially offset by lower expenses.

Revenue was $1,030 million, compared with $1,046 million in the prior quarter, primarily due to lower deposit product margins and non-interest revenue, partially offset by higher deposit balances and the impact of two more days in the current quarter. Net interest margin of 3.31% decreased 5 basis points, primarily due to lower deposit product margins, driven by the impact of the lower rate environment, partially offset by higher deposit balances.

Personal revenue increased $15 million or 5%, due to higher mortgage banking-related revenue and more days in the current quarter, net of lower deposit revenue. Commercial revenue decreased $31 million or 4%, primarily due to lower deposit revenue and loan fee revenue, net of more days in the current quarter.

Total provision for credit losses was $247 million, an increase of $104 million from the prior quarter. The provision for credit losses on impaired loans was $81 million, a decrease of $8 million from the prior quarter, due to lower commercial provisions. There was a $166 million provision for credit losses on performing loans in the current quarter, compared with a $54 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense was $553 million, a decrease of $39 million or 6% from the prior quarter, and adjusted non-interest expense was $544 million, a decrease of $38 million or 6%, primarily due to lower technology, employee-related costs and other discretionary spending, reflective of our focus on expense management in the current environment.

Average gross loans and acceptances decreased $1.0 billion or 1% from the prior quarter. Average deposits increased $12.5 billion or 13%, with 22% growth in commercial deposit balances and 5% growth in personal deposit balances.

Gross loans and acceptances as at July 31, 2020, decreased $7.4 billion or 8% from the prior quarter, primarily due to lower commercial loans of 9%. Deposits as at July 31, 2020, increased $2.0 billion or 2%.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported net income was $953 million, compared with $1,218 million in the prior year, and adjusted net income was $983 million, compared with $1,250 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $705 million, compared with $915 million in the prior year, and adjusted net income was $727 million, compared with $939 million, primarily due to higher provisions for credit losses, partially offset by higher revenue and lower expenses.

Revenue was $3,106 million, an increase of $86 million or 3% from the prior year, primarily due to growth in deposit and loan balances, as well as higher non-interest revenue, partially offset by lower deposit product margins, reflecting the impact of lower rates. Net interest margin of 3.34% decreased 25 basis points, primarily due to lower deposit product margins, driven by the impact of the lower rate environment, partially offset by deposits growing faster than loans.

Personal revenue decreased $50 million or 5%, due to lower deposit revenue. Commercial revenue increased $136 million or 7%, due to higher deposit and loan balances, as well as higher non-interest revenue, partially offset by lower margins on deposits.

Total provision for credit losses was $503 million, an increase of $408 million from the prior year. The provision for credit losses on impaired loans increased $200 million, as a result of higher commercial and consumer provisions. In addition, the prior year benefitted from one-time recoveries on both commercial and consumer provisions. There was a $233 million provision for credit losses on performing loans in the current year, compared with a $25 million provision in the prior year.

Non-interest expense was $1,723 million, a decrease of $40 million or 2%, from the prior year, and adjusted non-interest expense was $1,694 million, a decrease of $37 million or 2%, due to lower employee, advertising and technology costs, reflective of a continued focus on expense management.

Average gross loans and acceptances increased $8.8 billion or 10% from the prior year to $92.8 billion, driven by commercial loan growth of 11% and higher personal loan volumes of 8%. Average deposits increased $16.2 billion or 20% from the prior year to $95.6 billion, with 36% growth in commercial deposit balances and 9% growth in personal deposit balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

23 BMO Financial Group Third Quarter Report 2020

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income	229	212	237	672	699
Non-interest revenue	2,255	678	1,876	4,727	5,396
Total revenue	2,484	890	2,113	5,399	6,095
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,189	(197)	887	1,708	2,374
Revenue, net of CCPB	1,295	1,087	1,226	3,691	3,721
Provision for (recovery of) credit losses on impaired loans	1	3	-	4	1
Provision for (recovery of) credit losses on performing loans	7	3	(2)	13	(1)
Total provision for (recovery of) credit losses	8	6	(2)	17	-
Non-interest expense	837	888	885	2,637	2,663
Income before income taxes	450	193	343	1,037	1,058
Provision for income taxes	109	49	93	261	265
Reported net income	341	144	250	776	793
Amortization of acquisition-related intangible assets (1)	8	9	8	26	28
Adjusted net income	349	153	258	802	821
Traditional Wealth businesses reported net income	271	160	226	640	625

Traditional Wealth businesses adjusted net income	279	169	234	666	653
Insurance reported net income (loss)	70	(16)	24	136	168
Insurance adjusted net income (loss)	70	(16)	24	136	168
Net income growth (%)	36.9	(52.8)	(14.4)	(2.1)	(7.1)
Adjusted net income growth (%)	35.5	(51.5)	(14.4)	(2.3)	(7.1)
Revenue growth (%)	17.6	(51.8)	37.2	(11.4)	28.9
Revenue growth, net of CCPB (%)	5.7	(15.2)	(3.6)	(0.8)	(1.3)
Adjusted CCPB	1,189	(197)	887	1,708	2,374
Revenue growth, net of adjusted CCPB (%)	5.7	(15.2)	(3.6)	(0.8)	(1.3)
Non-interest expense growth (%)	(5.4)	0.7	1.0	(1.0)	1.1
Adjusted non-interest expense growth (%)	(5.4)	0.8	1.2	(0.9)	1.2
Return on equity (%)	21.1	8.9	15.3	16.1	16.7
Adjusted return on equity (%)	21.6	9.5	15.9	16.7	17.3
Operating leverage, net of CCPB (%)	11.1	(15.9)	(4.6)	0.2	(2.4)
Adjusted operating leverage, net of CCPB (%)	11.1	(16.0)	(4.8)	0.1	(2.5)
Reported efficiency ratio (%)	33.7	99.9	41.9	48.8	43.7
Reported efficiency ratio, net of CCPB (%)	64.6	81.8	72.2	71.4	71.6
Adjusted efficiency ratio (%)	33.3	98.6	41.4	48.2	43.1
Adjusted efficiency ratio, net of CCPB (%)	63.7	80.7	71.3	70.5	70.6
Assets under management	498,020	464,166	464,711	498,020	464,711
Assets under administration (2)	411,122	400,649	391,622	411,122	391,622
Average assets	46,308	45,175	41,891	45,234	40,345
Average gross loans and acceptances	26,999	26,564	24,068	26,331	23,135
Average net loans and acceptances	26,959	26,528	24,036	26,295	23,103
Average deposits	45,345	43,011	36,190	42,586	35,844

(1)	Before tax amounts of $11 million in each of Q3-2020, Q2-2020 and Q3-2019; $33 million for YTD-2020 and $36 million for YTD-2019 are included in non-interest expense.
(2)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2020 vs. Q3 2019

BMO Wealth Management reported net income was $341 million, an increase of $91 million or 37% from the prior year, and adjusted net income was $349 million, an increase of $91 million or 35%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $271 million, an increase of $45 million or 20%, and adjusted net income was $279 million, an increase of $45 million or 19%, primarily driven by lower expenses, including benefits from cost containment programs, and stronger global markets, partially offset by moderately lower net interest income, as lower margin was primarily offset by the benefit from loan and deposit growth, and higher provisions for credit losses. Insurance net income was $70 million, an increase of $46 million, primarily due to below-trend reinsurance results and the impact of unfavourable market movements in the prior year, relative to favourable market movements in the current year.

Revenue was $2,484 million, an increase of $371 million or 18%. Revenue, net of CCPB, was $1,295 million, an increase of $69 million or 6%. Revenue in Traditional Wealth was $1,176 million, an increase of $23 million or 2%, primarily due to stronger global markets benefitting our diversified businesses and higher online brokerage revenue, partially offset by lower net interest revenue. Insurance revenue, net of CCPB, increased $46 million from the prior year, primarily due to the net income drivers noted above.

Non-interest expense was $837 million, a decrease of $48 million or 5% from the prior year, and adjusted non-interest expense was $826 million, a decrease of $48 million or 5%, or 6% excluding the impact of the stronger U.S. dollar, primarily due to benefits from cost containment programs.

Assets under management increased $33.3 billion or 7%, and assets under administration increased $19.5 billion or 5%, primarily driven by stronger global markets, favourable foreign exchange and growth in client assets. Average gross loans and average deposits increased 12% and 25%, respectively.

BMO Financial Group Third Quarter Report 2020 24

Q3 2020 vs. Q2 2020

Reported net income was $341 million, an increase of $197 million or 137% from the prior quarter, and adjusted net income was $349 million, an increase of $196 million or 128%. Traditional Wealth reported net income was $271 million, an increase of $111 million or 70% from the prior quarter, and adjusted net income was $279 million, an increase of $110 million or 66%, primarily due to the impact of a legal provision in the prior quarter, lower expenses, including benefits from cost containment programs, and higher revenue. Insurance net income was $70 million, an increase of $86 million, primarily due to the impact of unfavourable impact of market movements and lower underlying results in the prior quarter, relative to favourable market movements in the current quarter.

Revenue, net of CCPB, was $1,295 million, an increase of $208 million or 19%. Revenue in Traditional Wealth was $1,176 million, an increase of $102 million or 10%, primarily due to the impact of the legal provision and stronger global markets. Net insurance revenue was $119 million, an increase of $106 million, primarily due to the net income drivers noted above.

Non-interest expense was $837 million, a decrease of $51 million or 6% from the prior quarter, and adjusted non-interest expense was $826 million, a decrease of $51 million or 6%, benefitting from cost containment programs and impacts from the current environment.

Assets under management increased $33.9 billion or 7% from the prior quarter, and assets under administration increased $10.5 billion or 3%, primarily driven by stronger global markets and growth in client assets, partially offset by unfavourable foreign exchange. Average gross loans and average deposits increased 2% and 5%, respectively.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported net income was $776 million, compared with $793 million in the prior year, and adjusted net income was $802 million, compared with $821 million. Traditional Wealth reported net income was $640 million, an increase of $15 million or 3%, and adjusted net income was $666 million, an increase of $13 million or 2%, primarily due to lower expenses including benefits from cost containment programs, partially offset by the legal provision in the current year. Insurance net income was $136 million, compared with $168 million in the prior year, primarily due to lower underlying business results.

Revenue was $5,399 million, compared with $6,095 million in the prior year. Revenue, net of CCPB, was $3,691 million, compared with $3,721 million. Revenue in Traditional Wealth was $3,411 million, an increase of $11 million, primarily due to stronger global markets on average and growth in online brokerage revenue, offset by the legal provision in the current year. Insurance revenue, net of CCPB, was $280 million, a decrease of $41 million from the prior year, due to the net income drivers noted above.

Non-interest expense was $2,637 million, a decrease of $26 million or 1%, and adjusted non-interest expense was $2,604 million, a decrease of $23 million or 1%, due to benefits from cost containment programs, partially offset by higher revenue-based costs.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

25 BMO Financial Group Third Quarter Report 2020

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income (teb)	952	855	537	2,503	1,695
Non-interest revenue	576	196	670	1,445	1,885
Total revenue (teb)	1,528	1,051	1,207	3,948	3,580
Provision for (recovery of) credit losses on impaired loans	79	73	7	205	20
Provision for (recovery of) credit losses on performing loans	58	335	3	390	20
Total provision for credit losses	137	408	10	595	40
Non-interest expense	825	758	799	2,435	2,487
Income (loss) before income taxes	566	(115)	398	918	1,053
Provision for (recovery of) income taxes (teb)	140	(41)	84	210	233
Reported net income (loss)	426	(74)	314	708	820
Acquisition integration costs (1)	4	2	2	8	8
Amortization of acquisition-related intangible assets (2)	5	4	3	13	8
Adjusted net income (loss)	435	(68)	319	729	836

Global Markets revenue	981	564	667	2,368	2,018
Investment and Corporate Banking revenue	547	487	540	1,580	1,562
Net income growth (%)	35.7	(129.5)	4.1	(13.7)	(4.6)
Adjusted net income growth (%)	36.2	(126.5)	5.1	(12.9)	(3.0)
Revenue growth (%)	26.6	(14.9)	8.7	10.3	10.2
Non-interest expense growth (%)	3.2	(15.0)	13.2	(2.1)	17.9
Adjusted non-interest expense growth (%)	2.5	(15.3)	12.7	(2.4)	17.1
Return on equity (%)	13.6	(3.0)	11.3	8.0	9.9
Adjusted return on equity (%)	13.9	(2.8)	11.5	8.2	10.1
Operating leverage (teb) (%)	23.4	0.1	(4.5)	12.4	(7.7)
Adjusted operating leverage (teb) (%)	24.1	0.4	(4.0)	12.7	(6.9)
Efficiency ratio (teb) (%)	54.0	72.1	66.2	61.7	69.5
Adjusted efficiency ratio (teb) (%)	53.1	71.4	65.6	61.0	68.9
Average assets	379,131	380,856	343,292	370,363	342,829
Average gross loans and acceptances	71,346	70,871	61,127	68,148	59,371
Average net loans and acceptances	70,810	70,574	61,028	67,817	59,290

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $5 million in Q3-2020, $3 million in both Q2-2020 and Q3-2019; $11 million for both YTD-2020 and YTD-2019 are included in non-interest expense.

(2)	Before tax amounts of $8 million in Q3-2020, $4 million in Q2-2020 and $3 million in Q3-2019; $17 million for YTD-2020 and $10 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2020 vs. Q3 2019

BMO Capital Markets reported net income was $426 million, an increase of $112 million or 36% from the prior year, and adjusted net income was $435 million, an increase of $116 million or 36%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses.

Revenue was $1,528 million, an increase of $321 million or 27% from the prior year, or 25% excluding the impact of the stronger U.S. dollar. Global Markets revenue increased, primarily driven by strong client activity in interest rate and commodities trading, partially offset by lower equities trading. Investment and Corporate Banking revenue increased, as higher corporate banking-related revenue was offset by lower underwriting and advisory fee revenue.

Total provision for credit losses was $137 million, an increase of $127 million from the prior year. The provision for credit losses on impaired loans was $79 million, an increase of $72 million. There was a provision for credit losses on performing loans of $58 million in the current quarter, compared with a $3 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $825 million, an increase of $26 million or 3% from the prior year, and adjusted non-interest expense was $812 million, an increase of $19 million or 3%, or 1% excluding the impact of the stronger U.S. dollar. The increase was primarily driven by higher performance-based costs, largely offset by lower travel and business development expenses and other employee-related costs, reflective of our focus on expense management.

Average gross loans and acceptances increased $10.2 billion or 17% from the prior year to $71.3 billion, or 15% excluding the impact of the stronger U.S. dollar. Gross loans and acceptances as at July 31, 2020, increased $4.8 billion or 8% from the prior year to $67.2 billion, or 7% excluding the impact of the stronger U.S. dollar.

BMO Financial Group Third Quarter Report 2020 26

Q3 2020 vs. Q2 2020

Reported net income was $426 million, an increase of $500 million from the net loss reported in the prior quarter, and adjusted net income was $435 million, an increase of $503 million.

Revenue was $1,528 million, an increase of $477 million or 45% from the prior quarter, or 47% excluding the impact of the weaker U.S. dollar. Global Markets revenue increased, primarily driven by an increase in interest rate trading due to strong client activity, and higher equities trading, partially offset by lower foreign exchange trading revenue. The prior quarter included negative impacts from equity linked notes related businesses and the unfavourable impact from a widening of credit and funding spreads on derivative valuation adjustments. Investment and Corporate Banking revenue increased, primarily due to higher underwriting and advisory fees, partially offset by lower corporate banking-related revenue from lower net securities gains. The prior quarter also reflected markdowns on the held-for-sale loan portfolio.

Total provision for credit losses was $137 million, a decrease of $271 million from the prior quarter. The provision for credit losses on impaired loans increased $6 million in the current quarter. There was a provision for credit losses on performing loans of $58 million in the current quarter, compared with a $335 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense was $825 million an increase of $67 million or 9%, and adjusted non-interest expense was $812 million, an increase of $61 million or 8% from the prior quarter, or 9% excluding the impact of the weaker U.S. dollar. The increase was primarily driven by higher performance-based costs, partially offset by lower travel and business development costs and other employee-related costs, reflective of our focus on expense management.

Average gross loans and acceptances increased $0.5 billion or 1% from the prior quarter, or 2% excluding the impact of the weaker U.S. dollar. Gross loans and acceptances as at July 31, 2020, decreased $10.4 billion or 13% from the prior quarter, or 11% excluding the impact of the weaker U.S. dollar, reflecting decreases in loan utilizations from particularly high levels in the prior quarter.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported net income was $708 million, compared with $820 million in the prior year and adjusted net income was $729 million, compared with $836 million, primarily due to higher provisions for credit losses, partially offset by higher revenue and lower expenses.

Revenue was $3,948 million, an increase of $368 million or 10% from the prior year. Global Markets revenue increased, driven by strong client activity in interest rate, commodities and foreign exchange trading, partially offset by lower equities trading. The current year included the impacts from volatile markets in the second quarter, as noted above. The prior year included a benefit from a positive fair value adjustment in interest rate trading, partially offset by a negative fair value adjustment in equities trading. Investment and Corporate Banking revenue increased, with higher corporate banking-related revenue largely offset by markdowns on the held-for-sale loan portfolio in the current year, as well as lower underwriting and advisory fee revenue.

Total provision for credit losses was $595 million, an increase of $555 million from the prior year. The provision for credit losses on impaired loans was $205 million, an increase of $185 million from the prior year. There was a $390 million provision for credit losses on performing loans in the current year, compared with a $20 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $2,435 million and adjusted non-interest expense was $2,407 million, a decrease of $59 million or 2% from the prior year, or 3% excluding the impact of the stronger U.S. dollar. The decrease was primarily due to a severance expense in the prior year and lower travel and business development costs, partially offset by higher technology and transaction-based costs, and other employee-related expenses.

Average gross loans and acceptances increased $8.8 billion or 15% from the prior year to $68.1 billion, or 14% excluding the impact of the stronger U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

27 BMO Financial Group Third Quarter Report 2020

Corporate Services

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q3-2019	YTD-2020	YTD-2019

Net interest income before group teb offset	(161)	(95)	(49)	(325)	(153)
Group teb offset	(101)	(78)	(74)	(257)	(219)
Net interest income (teb)	(262)	(173)	(123)	(582)	(372)
Non-interest revenue	78	92	62	232	169
Total revenue (teb)	(184)	(81)	(61)	(350)	(203)
Provision for (recovery of) credit losses on impaired loans	-	1	1	2	(5)
Provision for (recovery of) credit losses on performing loans	7	7	(5)	8	(5)
Total provision for (recovery of) credit losses	7	8	(4)	10	(10)
Non-interest expense	70	77	42	305	287
Income (loss) before income taxes	(261)	(166)	(99)	(665)	(480)
Provision for (recovery of) income taxes (teb)	(143)	(85)	(74)	(360)	(299)
Reported net loss	(118)	(81)	(25)	(305)	(181)
Adjusted net loss	(118)	(81)	(25)	(305)	(181)
Adjusted non-interest expense	70	77	42	305	287

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q3 2020 vs. Q3 2019

Corporate Services reported and adjusted net loss for the quarter were $118 million, compared with a reported and adjusted net loss of $25 million in the prior year. Results decreased, primarily due to lower treasury-related revenue, reflecting higher levels of excess deposits, and higher expenses driven by the impact of a gain on the sale of an office building in the prior year.

Q3 2020 vs. Q2 2020

Reported and adjusted net loss for the quarter were $118 million, compared with a reported and adjusted net loss of $81 million in the prior quarter. Results decreased, primarily due to lower treasury-related revenue, reflecting higher levels of excess deposits, partially offset by the impact of an unfavourable tax rate in the prior quarter and lower expenses in the current quarter.

Q3 YTD 2020 vs. Q3 YTD 2019

Reported and adjusted net loss were $305 million, compared with a reported and adjusted net loss of $181 million in the prior year. Results decreased, primarily due to lower treasury-related revenue, reflecting higher levels of excess deposits, the impact of a less favourable tax rate in the current year, higher provisions for credit losses and the impact of a gain on the sale of an office building in the prior year, partially offset by lower other expenses.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2020 28

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018

Revenue (1)(2)	7,189	5,264	6,747	6,087	6,666	6,213	6,517	5,893
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,189	(197)	716	335	887	561	926	390
Revenue, net of CCPB (1)(2)	6,000	5,461	6,031	5,752	5,779	5,652	5,591	5,503
Provision for (recovery of) credit losses on impaired loans	446	413	324	231	243	150	127	177
Provision for (recovery of) credit losses on performing loans	608	705	25	22	63	26	10	(2)
Total provision for credit losses	1,054	1,118	349	253	306	176	137	175
Non-interest expense (1)(2)	3,444	3,516	3,669	3,987	3,491	3,595	3,557	3,193
Income before income taxes	1,502	827	2,013	1,512	1,982	1,881	1,897	2,135
Provision for income taxes	270	138	421	318	425	384	387	438
Reported net income (see below)	1,232	689	1,592	1,194	1,557	1,497	1,510	1,697
Acquisition integration costs (3)	4	2	2	2	2	2	4	13
Amortization of acquisition-related intangible assets (4)	23	24	23	29	23	23	24	24
Restructuring costs (5)	-	-	-	357	-	-	-	-
Reinsurance adjustment (6)	-	-	-	25	-	-	-	-
Benefit from the remeasurement of an employee benefit liability (7)	-	-	-	-	-	-	-	(203)
Adjusted net income (see below)	1,259	715	1,617	1,607	1,582	1,522	1,538	1,531
Basic earnings per share ($)	1.81	1.00	2.38	1.79	2.34	2.27	2.28	2.58
Diluted earnings per share ($)	1.81	1.00	2.37	1.78	2.34	2.26	2.28	2.58
Adjusted diluted earnings per share ($)	1.85	1.04	2.41	2.43	2.38	2.30	2.32	2.32

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended July 31, 2020, we recognized $91 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the nine months ended July 31, 2020, we recognized $270 million and $40 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)	Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax). Restructuring costs are included in non-interest expense in Corporate Services.
(6)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

(7)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 52 and 53 of BMO’s 2019 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the fourth quarter of fiscal 2018 through the third quarter of fiscal 2020.

Earnings Trends

BMO’s results in the most recent two quarters reflect the impact of the COVID-19 pandemic, with higher provisions for credit losses recorded in our P&C businesses and BMO Capital Markets, market sensitive businesses impacted by market conditions and the impact of lower interest rates. Revenue performance in our market sensitive businesses has improved from the previous quarter. Our P&C businesses recorded good year-over-year balance growth, but have been impacted by lower margins due to the lower rate environment. Prior to the last two quarters, BMO’s underlying results have generally trended upwards.

Reported results over the past eight quarters were impacted by a restructuring charge and a reinsurance adjustment, both in the fourth quarter of 2019, as well as a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018.

Canadian P&C delivered year-over-year loan and deposit growth, and focused expense management. Revenue in the second and third quarters of 2020 was negatively impacted by the lower rate environment. U.S. P&C delivered year-over-year revenue growth in the past eight quarters, with year-over-year growth in loan and deposit balances, as well as continued expense management. Traditional Wealth Management results have generally seen moderate increases. The current quarter results reflect the impact of improved equity markets, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance results are subject to variability resulting from changes in interest rates, equity markets and reinsurance claims. Performance in BMO Capital Markets over the past eight quarters generally reflected good revenue performance, due to strong U.S. segment performance and benefits from our diversified businesses, with the exception of the second quarter of 2020, which was negatively impacted by market conditions resulting from the COVID-19 pandemic. Results in the second quarter of 2019 included a severance expense. Corporate Services reported results can fluctuate quarter-over-quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, and IFRS 15, Revenue from Contracts with Customers (IFRS 15), which was adopted retrospectively in the first quarter of 2019. Please refer to the Changes in Accounting Policies section on page 34 and on pages 142 to 146 of BMO’s 2019 Annual Report.

BMO’s total provision for credit losses measured as a percentage of net loans and acceptances has ranged between 13 basis points and 31 basis points between the fourth quarter of 2018 and first quarter of 2020. Since the World Health Organization declared COVID-19 a global pandemic on March 11, 2020, the bank recognized elevated credit losses. Our total provision for credit losses was 94 basis points in second quarter of 2020 and 89 basis points in third quarter of 2020.

29 BMO Financial Group Third Quarter Report 2020

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate; and the level of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section. See also the Impact of COVID-19 and Risk Management sections.

Balance Sheet

Total assets were $973.5 billion as at July 31, 2020, an increase of $121.3 billion from October 31, 2019. The stronger U.S. dollar at quarter-end increased assets by $6.9 billion, excluding the impact on derivative financial assets. The following discussion excludes the impact of changes in the U.S. dollar.

Net loans and acceptances increased $10.7 billion. Business and government loans and acceptances increased $9.3 billion with higher balances across all operating groups and includes government relief facilities related to the impact of COVID-19. Consumer instalment and other personal loans increased $1.2 billion, due to growth in our P&C businesses, reflecting government relief facilities related to the impact of COVID-19, and BMO Wealth Management. Residential mortgages increased $1.6 billion, due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C.

Securities increased $36.8 billion, primarily due to strong customer deposit growth in excess of loan growth and higher client activity in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks increased $27.2 billion, due to higher balances held with central banks, primarily as a result of strong customer deposit growth in excess of loan growth. Securities borrowed or purchased under resale agreements increased $13.7 billion, primarily due to higher client activity in BMO Capital Markets. All other assets, excluding derivative financial assets, increased $9.4 billion, primarily driven by higher cash collateral requirements on over-the-counter derivative transactions and the adoption of IFRS 16, Leases, which resulted in the recording of a right-of-use asset and lease liability on the balance sheet.

Liabilities increased $117.8 billion from October 31, 2019. The stronger U.S. dollar increased liabilities by $6.2 billion, excluding the impact on derivative financial liabilities. The following discussion excludes the impact of changes in the U.S. dollar.

Deposits increased $87.8 billion. Business and government deposits increased $51.4 billion, primarily due to growth in customer balances across the operating groups, which in part reflects the higher amount of liquidity retained by our customers due to the impact of COVID-19. Deposits by individuals increased $18.6 billion, due to growth in the P&C businesses and BMO Wealth Management. Deposits by banks increased $17.8 billion, primarily due to participation in the Bank of Canada’s term repo facility.

Securities lent or sold under repurchase agreements increased $12.2 billion, driven by client activity in BMO Capital Markets and participation in the Bank of Canada’s secured term repo facility. Securities sold but not yet purchased increased $4.2 billion, driven by client activity in BMO Capital Markets. Customers’ liability under acceptances decreased $5.6 billion, as a result of fewer bankers’ acceptances being issued into the market. Subordinated debt increased $1.5 billion, primarily due to an issuance in the quarter. All other liabilities, excluding derivative financial liabilities, decreased $4.8 billion, primarily due to lower secured funding, partially offset by the impact of the adoption of IFRS 16, Leases.

Derivative financial assets increased $16.7 billion and derivative financial liabilities increased $16.3 billion, including the impact of changes in the U.S. dollar, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets. The increase was primarily due to the impact of lower interest rates, strengthening of the U.S. dollar, volatility in equity markets and lower oil prices.

Total equity increased $3.5 billion from October 31, 2019. Accumulated other comprehensive income increased $2.1 billion, primarily due to the impact of lower interest rates on cash flow hedges and the impact of the stronger U.S. dollar on the translation of net foreign operations. Retained earnings increased $1.2 billion, as a result of net income earned in the current year, partially offset by dividends and distributions on other equity instruments, as well as the impact of the adoption of IFRS 16, Leases on the opening balance.

Contractual obligations by year of maturity are outlined on page 43 of this Report to Shareholders.

Please see the Impact of COVID-19 and Risk Management sections.

BMO Financial Group Third Quarter Report 2020 30

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2019, as described in Note 27 to the audited consolidated financial statements on page 204 of BMO’s 2019 Annual Report.

Select Financial Instruments and Off-Balance Sheet Arrangements

The Financial Stability Board (FSB) issued a report in 2012, encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations. We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no material changes from the disclosure on page 66 in our 2019 Annual Report.

We also enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 67 of BMO’s 2019 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, as well as various BMO-managed and non-managed investment funds. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2019, with the exception of our participation in certain government programs that were launched in the second quarter of 2020.

These government offered programs were launched to support businesses facing economic hardship due to the outbreak, including the Canada Emergency Business Account (CEBA) Program. Under the CEBA Program, we issue loans that are funded by the government. We assessed whether substantially all the risks and rewards of the loans were transferred to the government and determined they qualify for derecognition, therefore we do not record these loans on the Consolidated Balance Sheet.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2019 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2019, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 107 to 111 and 142 to 146 in BMO’s 2019 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. The most significant assets and liabilities for which we must make estimates include allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; and provisions. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Canadian and U.S. economies and the bank’s business remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure these judgments and estimates are well controlled, independently reviewed, and our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2020.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk. We may apply experienced credit judgment to reflect factors not captured in the ECL models as we deem necessary. In Q3 2020, we have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy. For additional information, refer to pages 107 to 108, Note 4 of our audited annual consolidated financial statements on pages 151 to 158 of BMO’s 2019 Annual Report and Note 3 of our unaudited interim consolidated financial statements on page 55.

31 BMO Financial Group Third Quarter Report 2020

Our total allowance for credit losses as at July 31, 2020, was $3,707 million ($2,094 million as at October 31, 2019), comprised of an allowance on performing loans of $2,976 million and an allowance on impaired loans of $731 million ($1,609 million and $485 million, respectively, as at October 31, 2019). The allowance on performing loans increased $1,367 million from the fourth quarter of 2019, primarily driven by the macroeconomic outlook, portfolio migration and changes in scenario weighting.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group, based on our outlook at the end of the quarter, in accordance with IFRS principles.

As at July 31, 2020, our base case economic forecast depicts a contracting Canadian economy, with real GDP falling 6.0% in 2020, as a result of a sharp decline in the first half of the year. This contraction is largely due to continued severe dislocations caused by COVID-19, however, the economy is expected to rebound 6.0% in 2021 as the outbreak is brought under control. The Canadian unemployment rate is forecasted to increase to an average of 9.5% in 2020, up from 5.7% in 2019, and improve to an average of 8.0% in 2021. The U.S. economy follows a similar trajectory with U.S. real GDP forecast to decline 5.5% in 2020, before growing 5.0% in 2021. The U.S. unemployment rate is forecast to increase to an average of 8.9% in 2020, compared with 3.7% in 2019, before falling to an average of 7.0% in 2021. This is in contrast to our base case economic forecast as at October 31, 2019, which depicted moderate economic growth in both Canada and the United States over the projection period. In addition, the outlook for the economy and labour markets is moderately weaker, compared with expectations in the second quarter of 2020. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,725 million as at July 31, 2020 ($1,325 million as at October 31, 2019), compared with the reported allowance on performing loans of $2,976 million ($1,609 million as at October 31, 2019).

As at July 31, 2020, our adverse case economic forecast also depicts a contracting Canadian economy, with real GDP declining 7.6% in 2020, with an increase of 3.7% in 2021. In our adverse case scenario, the dislocations caused by the pandemic are more significant and persist for a longer period of time, compared with our base case scenario. The Canadian unemployment rate averages 10.9% in 2020 and 10.0% in 2021. U.S. real GDP declines 7.1% in 2020 and rebounds 2.5% in 2021. The U.S. unemployment rate averages 10.3% in 2020 and decreases to an average of 8.9% in 2021. This is in contrast to the adverse scenario forecast as at October 31, 2019, which depicted a typical recession with the economy contracting 3% in the first year followed by a steady recovery through the end of the projection period. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,550 million as at July 31, 2020 ($2,800 million as at October 31, 2019), compared with the reported allowance on performing loans of $2,976 million ($1,609 million as at October 31, 2019).

The following table shows the key economic variables we used to estimate our allowance on performing loans during the forecast period. This table is typically provided on an annual basis, however, given the significant level of change in the forward-looking information since the end of 2019, the disclosures have been provided as an update to information in BMO’s 2019 Annual Report. The values shown represent the national annual average values for calendar 2020 and calendar 2021. The base case scenario reflects our view of the most probable outcome. Our forecast in Q3 2020 is moderately weaker from our initial view of the pandemic’s impacts during 2020, with real GDP now forecast to contract 5.5% in the United States reflecting the recent downturn, and our forecast real GDP for Canada staying constant from last quarter. We still expect the economy to recover during the remainder of 2020 in all three scenarios, continuing through 2021, with support from substantial policy stimulus. Unemployment rates are higher throughout the three scenarios as a result of the initial recession, compared with both October 31, 2019 and April 30, 2020. While the values disclosed below are national variables, we use regional variables in our underlying models where considered appropriate and consider factors impacting particular industries.

	Benign scenario				Base scenario				Adverse scenario (1)
	2020		2021		2020		2021		2020		2021
All figures are average annual values	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019
Real gross domestic product (2)
Canada	(4.6)%	2.9%	8.9%	2.5%	(6.0)%	1.7%	6.0%	1.6%	(7.6)%	(2.3)%	3.7%	0.5%
United States	(4.1)%	2.4%	7.8%	2.4%	(5.5)%	1.8%	5.0%	1.9%	(7.1)%	(2.0)%	2.5%	0.6%
Corporate BBB 10-year spread
Canada	2.1%	2.0%	1.9%	2.1%	2.4%	2.3%	2.3%	2.3%	2.8%	4.5%	3.1%	4.1%
United States	2.2%	1.8%	1.9%	2.0%	2.5%	2.3%	2.4%	2.4%	3.0%	4.1%	3.2%	3.6%
Unemployment rates
Canada	8.5%	5.1%	6.5%	5.0%	9.5%	5.7%	8.0%	5.9%	10.9%	8.5%	10.0%	9.0%
United States	7.5%	3.3%	5.4%	3.2%	8.9%	3.7%	7.0%	3.8%	10.3%	6.1%	8.9%	6.8%
Housing price index (HPI) (2)
Canada (3)	5.3%	3.7%	5.4%	3.7%	3.5%	2.0%	0.0%	2.5%	0.8%	(12.3)%	(7.5)%	(4.7)%
United States (4)	2.4%	4.4%	4.6%	4.2%	1.0%	3.0%	1.6%	2.7%	(0.4)%	(5.7)%	(1.9)%	(2.2)%

(1)

In Q4 2019, the adverse scenario was reflective of a typical recession that extends for four quarters. However, beginning Q2 2020 , the adverse scenario used is reflective of a more adverse outcome compared with our base case forecast.

(2)	Real gross domestic product and housing price index are year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

BMO Financial Group Third Quarter Report 2020 32

Real GDP is an important determinant for many of the key economic and market variables in our ECL models, although the allowance is not sensitive to this variable alone. The table shows how we expect the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter, with the immediate sharp downturn and subsequent recovery. In addition, the table includes the real GDP level, compared with the calendar quarter Q4 2019, expressed as a percentage.

Calendar quarter ended	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
Real gross domestic product growth rates year-over-year
Canada	(13.5)%	(5.8)%	(3.7)%	0.1%	14.9%	5.9%	4.1%	2.8%
United States	(12.2)%	(5.7)%	(4.6)%	(1.9)%	12.8%	5.5%	4.6%	3.8%
Real gross domestic product level compared to calendar Q4 2019
Canada	86.2%	94.1%	96.3%	98.0%	99.0%	99.6%	100.2%	100.7%
United States	86.9%	93.8%	95.4%	96.8%	98.1%	99.0%	99.8%	100.5%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,300 million ($1,050 million as at October 31, 2019), compared with the reported allowance for performing loans of $2,976 million ($1,609 million as at October 31, 2019).

Information on the Provision for Credit Losses for the three and nine months ending July 31, 2020, can be found on page 12 of this MD&A.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section. See also the Impact of COVID-19 and Risk Management sections.

Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Insured Mortgage Purchase Program (IMPP) launched in the second quarter by the Government of Canada, as part of their response to COVID-19. We assess whether substantially all of the risks and rewards of the loans have been transferred, in order to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the risks and rewards of ownership associated with these securitized mortgages, they do not qualify for derecognition. We continue to recognize the loans and recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet.

Financial Instruments Measured at Fair Value

We record assets and liabilities classified as trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents our estimate of the amount we would receive or would be required to pay in the case of a liability, in an orderly transaction between willing parties at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data. When we determine that the model estimates do not reflect fair value, we incorporate certain adjustments to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk and other items, including closeout costs, market volatility and bid-offer spreads. For example, the credit risk valuation adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads. We also incorporate an estimate of the implicit funding costs borne by BMO for over-the-counter derivative positions (the funding valuation adjustment).

We have considered the current market conditions due to COVID-19 and their impact on the determination of fair value, applying judgment in the selection of inputs where applicable.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

33 BMO Financial Group Third Quarter Report 2020

Changes in Accounting Policies

IFRS 16, Leases

Effective November 1, 2019, we adopted IFRS 16, Leases (IFRS 16), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. The impact to our Equipment Finance and Transportation Finance businesses are minimal. The most significant impact for the bank is the recording of real estate leases on the balance sheet. Previously, most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

On transition, we chose to recognize the cumulative effect of adoption of IFRS 16 in opening retained earnings with no changes to prior periods.

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2019, we early adopted the Phase 1 amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures. The amendments provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. The amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and the discontinuation of the hedging relationship.

Effective November 1, 2019, we also adopted IFRS Interpretations Committee Interpretation 23, Uncertainty over income tax treatments (IFRIC 23), which had no impact on our financial results upon adoption.

Note 1 to the unaudited interim consolidated financial statements provides further details on the impact of adoption of IFRIC 23 and the other new standards, including IFRS 16 and IBOR Reform.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 111 and in Note 1 to the audited annual consolidated financial statements on page 146 of BMO’s 2019 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 52.

IFRS 17, Insurance Contracts

In June 2020, the IASB issued amendments to IFRS 17, Insurance Contracts (IFRS 17). The amendments include a deferral for the effective date of IFRS 17, resulting in a new adoption date for the bank of November 1, 2023 instead of November 1, 2022. It also includes amendments to simplify and revise certain requirements, as well as provide additional transition relief. We continue to assess the impact of the standard on our future financial results. Further information on these amendments can be found in Note 1 to the unaudited interim consolidated financial statements on page 52.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 59, the Risks That May Affect Future Results section starting on page 68, the Liquidity and Funding Risk section starting on page 91, and the Legal and Regulatory Risk section starting on page 103 of BMO’s 2019 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2020 34

Risk Management

Our risk management policies and processes to identify, measure, manage, monitor, mitigate and report our credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, business, strategic, environmental and social, and reputation risks, have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report.

Top and Emerging Risks that May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described on pages 68 to 71 of BMO’s 2019 Annual Report. The following is an update to the 2019 Annual Report.

COVID-19 Pandemic Related Risks

The World Health Organization declared COVID-19 a global pandemic on March 11, 2020. The COVID-19 pandemic has had, and will likely continue to have a negative impact on the global economy and economic outlook, including with respect to the jurisdictions in which we operate, resulting in lower economic output, increased unemployment levels and lower interest rates. Government and regulatory measures, such as temporary closures of businesses, the institution of social distancing and other measures have been relaxed in certain of the jurisdictions in which we operate. However, other jurisdictions have reinstated measures due to subsequent spikes in COVID-19 infections. Actions taken by governments, monetary authorities and regulators to support the economy and financial system, including fiscal and monetary measures to increase liquidity and support incomes, as well as regulatory actions in respect of financial institutions, generally remained in place, though there is uncertainty regarding how much longer these actions and measures will stay in effect.

The pandemic has had a negative impact on the bank’s earnings in the current and prior quarter, including increased provisions for credit loan losses on both impaired and performing loans, and lower net interest margins. BMO continues to monitor the impacts of the COVID-19 pandemic on its credit portfolio. The COVID-19 pandemic has resulted in negative migration across the portfolio, particularly in certain sectors that are considered more vulnerable to the pandemic. In order to assist our clients, we have been working closely with governments and agencies to implement programs to reduce the financial hardship caused by COVID-19, including offering payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover. During the quarter, commercial payment deferrals declined, with outstanding commercial deferrals by balance approximately half of those recorded in Q2 2020. Overall, the large majority of these clients resumed payments with only a small percentage having their payment relief term extended. Almost all of the remaining initial payment deferrals offered to our business clients are expected to expire in Q4 2020. For consumer payment deferrals, we saw high rates of payment resumption from those payment deferrals that matured during the quarter. The majority of consumer payment deferrals will expire in Q4 2020 and the maturities are being closely monitored and actively managed.

If the COVID-19 pandemic is prolonged, the negative impact on the global economy could deepen from what is now expected. It could continue to disrupt global supply chains, lower equity market valuations and interest rates, create significant volatility and disrupt financial markets, and further increase unemployment and business bankruptcies. The bank’s net interest income would likely be impacted should interest rates decrease from current low levels and the demand for our products and services may be significantly reduced. In the event the COVID-19 pandemic is prolonged, the bank would expect to continue to recognize elevated credit losses in our loan portfolios, including in those industries directly impacted by the pandemic and in our retail portfolios given higher unemployment. We could also experience mark-to-market losses in our trading business for several reasons, including heightened market volatility and a deterioration in the financial condition of counterparties, and other parties relevant to our business. As a result of changing economic and market conditions, we may be required to recognize impairments in future periods on the securities or other assets we hold, as well as reductions in other comprehensive income. In addition, in certain businesses, including our equity linked notes related businesses where we sell investment products that have returns tied to equity securities, we have exposure to the dividend policies of the companies that issue those underlying equity securities. Our business operations may also be disrupted if our key suppliers of goods and services are adversely impacted or significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. The pandemic may also impact our ability to access capital markets, our liquidity and capital position, or may result in downgrades in our credit ratings. The COVID-19 pandemic has resulted in an increase, and may result in further increases, in certain of the risks outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report, including BMO’s top and emerging, credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related, legal and regulatory, business, strategic, environmental and social, and reputation risk. We may also face increased risk of litigation and governmental and regulatory scrutiny, as a result of the effects of the COVID-19 pandemic on market and economic conditions and actions governmental authorities take in response to those conditions.

The extent to which the COVID-19 pandemic continues to impact our operations and financial performance and condition will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic.

Further discussion of the pandemic can be found in the Impact of COVID-19 section on page 8.

Oil and Gas Industry Outlook

Though oil prices have improved from their low levels in the prior quarter, they still remain below price levels prior to the pandemic. Our exposure in this sector is relatively modest, relative to our total loan portfolio, with oil and gas gross loans and acceptances of $14 billion, representing 3% of total loans. We continue to closely monitor all segments in this industry.

35 BMO Financial Group Third Quarter Report 2020

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 86 to 90 of BMO’s 2019 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at July 31, 2020				As at October 31, 2019
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances
Assets Subject to Market Risk
Cash and cash equivalents	76,590	-	76,590	-	48,803	-	48,803	-	Interest rate
Interest bearing deposits with banks	8,364	99	8,265	-	7,987	242	7,745	-	Interest rate
Securities	227,905	89,089	138,816	-	189,438	85,739	103,699	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	118,713	-	118,713	-	104,004	-	104,004	-	Interest rate
Loans (net of allowance for credit losses)	445,328	-	445,328	-	426,094	-	426,094	-	Interest rate, foreign exchange
Derivative instruments	38,796	33,379	5,417	-	22,144	19,508	2,636	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	18,032	-	18,032	-	23,593	-	23,593	-	Interest rate
Other assets (3)	39,780	4,716	17,697	17,367	30,132	1,719	13,698	14,715	Interest rate
Total Assets	973,508	127,283	828,858	17,367	852,195	107,208	730,272	14,715
Liabilities Subject to Market Risk
Deposits	660,600	17,467	643,133	-	568,143	15,829	552,314	-	Interest rate, foreign exchange
Derivative instruments	39,859	35,297	4,562	-	23,598	20,094	3,504	-	Interest rate, foreign exchange
Acceptances	18,032	-	18,032	-	23,593	-	23,593	-	Interest rate
Securities sold but not yet purchased	30,579	30,579	-	-	26,253	26,253	-	-
Securities lent or sold under repurchase agreements	99,854	-	99,854	-	86,656	-	86,656	-	Interest rate
Other liabilities (3)	61,484	-	61,345	139	65,881	-	65,766	115	Interest rate
Subordinated debt	8,513	-	8,513	-	6,995	-	6,995	-	Interest rate
Total Liabilities	918,921	83,343	835,439	139	801,119	62,176	738,828	115

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.
(3)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16). As at July 31, 2020, we recognized a total right-of-use asset in other assets of $1,931 million, with a corresponding lease liability of $2,112 million in other liabilities. Refer to the Changes in Accounting Policies section on page 34 for further details.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2020 36

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) increased quarter-over-quarter, as the current quarter was the first full quarter to incorporate the historical market volatility from the COVID-19 crisis that began in the middle of the prior quarter. This impact counteracted a reduction in equity and fixed income positions during the quarter. The quarter-over-quarter decrease in Average Total Trading Stressed VaR (SVaR) reflects the decline in equity and fixed income risk positions, as it captures a more constant level of market volatility. During the quarter, the SVaR period changed from the 2008 financial crisis to the 2020 COVID-19 crisis.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)(3)

	For the quarter ended July 31, 2020				April 30, 2020	July 31, 2019
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	4.2	2.8	4.2	1.9	1.7	1.3
Equity VaR	23.1	20.6	34.5	14.6	17.5	3.9
Foreign exchange VaR	3.6	4.2	6.4	2.9	3.2	0.4
Interest rate VaR (4)	39.1	28.3	39.6	22.6	16.4	7.8
Debt-specific risk	4.5	5.7	7.6	4.0	2.5	1.5
Diversification	(29.5)	(23.8)	nm	nm	(12.1)	(7.2)
Total Trading VaR	45.0	37.8	53.3	25.8	29.2	7.7
Total Trading SVaR	45.0	53.4	67.8	29.2	62.7	24.2

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)

In Q1-2020, a new measurement approach was used for VaR and SVaR, which split the previously reported credit VaR into interest rate VaR for general credit spread risk and for debt-specific risk. Results in prior quarters have been provided for comparability. In addition, the Total Trading VaR and SVaR no longer recognize diversification benefits from debt-specific risk.

(4)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates remained relatively unchanged, relative to April 30, 2020. Structural economic value benefit to falling interest rates decreased relative to April 30, 2020, due to the reduced extent to which interest rates can now fall. Structural earnings benefit to rising interest rates decreased relative to April 30, 2020, as fewer net assets are scheduled to reprice over the next 12 months. Structural earnings exposure to falling interest rates decreased relative to April 30, 2020, due to fewer net assets scheduled to reprice over the next 12 months and the reduced extent to which interest rates can now decline.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)(3)

	Economic value sensitivity			Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	April 30, 2020	July 31, 2019
100 basis point increase	(984.4)	(908.7)	(886.5)	131.9	180.6	42.1
25/100 basis point decrease	45.9	114.9	(39.9)	(51.1)	(72.1)	(126.3)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Owing to the low interest rate environment starting April 30, 2020 economic value sensitivity and earning sensitivity to declining interest rates are measured using a 25 basis point decline, while prior periods reflect a 100 basis point decline.

(3)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at July 31, 2020, would result in an increase in earnings before tax of $49 million ($42 million as at April 30, 2020 and $27 million as at October 31, 2019). A 25 basis point decrease in interest rates as at July 31, 2020, would result in a decrease in earnings before tax of $12 million ($11 million as at April 30, 2020 under a 25 basis point decrease and $25 million as at October 31, 2019 under a 100 basis point decrease). On an unhedged basis, a 10% decrease in equity market values as at July 31, 2020, would result in a decrease in earnings before tax of $65 million ($56 million as at April 30, 2020 and $57 million as at October 31, 2019). A 10% increase in equity market values as at July 31, 2020, would result in an increase in earnings before tax of $66 million ($57 million as at April 30, 2020 and $54 million as at October 31, 2019). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2020 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of our policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

37 BMO Financial Group Third Quarter Report 2020

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. This framework enabled BMO to effectively manage the liquidity and funding impacts of the COVID-19 pandemic that began in the second quarter of 2020.

BMO continued to maintain a strong liquidity position in the third quarter. The bank experienced strong customer deposit inflows in the third quarter, building on the momentum observed in the second quarter, while customer loans declined. Wholesale funding declined as the bank repaid wholesale term funding that matured in the quarter. Central banks around the world continued to make available a number of programs that were established in Q2 2020 that were targeted to support the financial and funding markets and the provision of funding to customers affected by the pandemic. BMO used these programs at the time in a manner consistent with other banks, given market disruptions. BMO did not further use those programs in the third quarter and repaid funding from these programs as borrowings matured. These programs are expected to continue to be available as necessary and in some cases for an extended period of time. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $314.2 billion as at July 31, 2020, compared with $289.2 billion as at April 30, 2020. The increase in unencumbered liquid assets was primarily due to higher cash and securities balances resulting from net customer deposit growth and Global Markets client activity. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 39.

Liquid Assets

	As at July 31, 2020					As at April 30, 2020
		Other cash &			Net	Net
	Bank-owned	securities	Total gross	Encumbered	unencumbered	unencumbered
(Canadian $ in millions)	assets	received	assets (1)	assets	assets (2)	assets (2)
Cash and cash equivalents	76,590	-	76,590	95	76,495	71,524
Deposits with other banks	8,364	-	8,364	-	8,364	7,687
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	118,642	102,630	221,272	115,454	105,818	107,173
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	42,412	9,547	51,959	20,793	31,166	30,587
Corporate & other debt	23,546	18,097	41,643	7,315	34,328	29,840
Corporate equity	43,305	45,866	89,171	52,291	36,880	21,244
Total securities and securities borrowed or purchased under resale agreements	227,905	176,140	404,045	195,853	208,192	188,844
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	24,672	-	24,672	3,534	21,138	21,131
Total liquid assets	337,531	176,140	513,671	199,482	314,189	289,186
Other eligible assets at central banks (not included above) (4)	102,783	-	102,783	5,152	97,631	104,140
Total liquid assets and other sources	440,314	176,140	616,454	204,634	411,820	393,326

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(4)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Third Quarter Report 2020 38

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	84,954	-	95	-	84,859
Securities (5)	428,717	164,691	34,696	13,186	216,144
Loans and acceptances	420,656	65,613	5,152	252,260	97,631
Other assets
Derivative instruments	38,796	-	-	38,796	-
Customers’ liability under acceptances	18,032	-	-	18,032	-
Premises and equipment	3,881	-	-	3,881	-
Goodwill	6,566	-	-	6,566	-
Intangible assets	2,470	-	-	2,470	-
Current tax assets	1,717	-	-	1,717	-
Deferred tax assets	1,456	-	-	1,456	-
Other assets	23,690	7,619	-	16,071	-
Total other assets	96,608	7,619	-	88,989	-
Total assets	1,030,935	237,923	39,943	354,435	398,634

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	79,280	-	69	-	79,211
Securities (5)	425,348	181,637	33,736	12,363	197,612
Loans and acceptances	443,757	75,053	5,319	259,245	104,140
Other assets
Derivative instruments	41,150	-	-	41,150	-
Customers’ liability under acceptances	22,473	-	-	22,473	-
Premises and equipment	3,973	-	-	3,973	-
Goodwill	6,785	-	-	6,785	-
Intangible assets	2,526	-	-	2,526	-
Current tax assets	1,898	-	-	1,898	-
Deferred tax assets	1,391	-	-	1,391	-
Other assets	25,682	10,943	-	14,739	-
Total other assets	105,878	10,943	-	94,935	-
Total assets	1,054,263	267,633	39,124	366,543	380,963

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $13.2 billion as at July 31, 2020, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

39 BMO Financial Group Third Quarter Report 2020

Liquidity Coverage Ratio

The average daily liquidity coverage ratio (LCR) for the quarter ended July 31, 2020 was 147% unchanged from the prior quarter. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The impact of higher HQLA was offset by an increase in net cash outflows. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 38.

Additional information on Liquidity and Funding Risk governance can be found on page 91 of BMO’s 2019 Annual Report. Please also see the Impact of COVID-19 and Risk Management sections.

BMO’s LCR is summarized in the following table.

	For the quarter ended July 31, 2020
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	206.5

Cash Outflows
Retail deposits and deposits from small business customers, of which:	220.0	15.5
Stable deposits	106.1	3.2
Less stable deposits	113.9	12.3
Unsecured wholesale funding, of which:	216.8	106.7
Operational deposits (all counterparties) and deposits in networks of cooperative banks	102.4	25.6
Non-operational deposits (all counterparties)	88.4	55.1
Unsecured debt	26.0	26.0
Secured wholesale funding	*	24.2
Additional requirements, of which:	169.2	34.1
Outflows related to derivatives exposures and other collateral requirements	18.6	4.5
Outflows related to loss of funding on debt products	3.1	3.1
Credit and liquidity facilities	147.5	26.5
Other contractual funding obligations	0.8	-
Other contingent funding obligations	430.6	8.2
Total cash outflows	*	188.7

Cash Inflows
Secured lending (e.g. reverse repos)	154.5	34.7
Inflows from fully performing exposures	9.9	5.4
Other cash inflows	6.9	6.9
Total cash inflows	171.3	47.0

		Total adjusted value (4)
Total HQLA		206.5
Total net cash outflows		141.7
Liquidity Coverage Ratio (%) (2)		147

For the quarter ended April 30, 2020		Total adjusted value (4)
Total HQLA		187.5
Total net cash outflows		127.9
Liquidity Coverage Ratio (%)		147

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2020.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Third Quarter Report 2020 40

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $461.5 billion at July 31, 2020, increasing from $449.1 billion as at April 30, 2020. Both commercial and retail deposits grew significantly, as customers preserved liquidity to meet potential funding needs in the current environment. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $31.9 billion as at July 31, 2020, an increase from $24.0 billion as at April 30, 2020.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $189.8 billion as at July 31, 2020, with $58.2 billion sourced as secured funding and $131.6 billion as unsecured funding. Wholesale funding outstanding decreased from $206.1 billion as at April 30, 2020, primarily due to net wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 43. BMO maintains a sizeable portfolio of unencumbered liquid assets, totaling $314.2 billion as at July 31, 2020, that can be monetized to meet potential funding requirements, as described on page 38.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. The bank continues to be well-positioned to meet TLAC requirements when they come into force. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 15.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at July 31, 2020								As at April 30, 2020
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	5,742	402	5	295	6,444	-	9	6,453	3,381
Certificates of deposit and commercial paper	13,387	21,034	10,111	7,378	51,910	-	-	51,910	56,262
Bearer deposit notes	765	288	22	-	1,075	-	-	1,075	666
Asset-backed commercial paper (ABCP)	796	1,133	1,604	-	3,533	-	-	3,533	3,750
Senior unsecured medium-term notes	-	2,091	695	6,438	9,224	19,109	31,337	59,670	69,038
Senior unsecured structured notes (2)	11	5	-	-	16	22	3,699	3,737	3,938
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	863	717	2,297	3,877	2,554	14,318	20,749	19,906
Covered bonds	2,367	-	-	4,375	6,742	4,685	15,887	27,314	28,363
Other asset-backed securitizations (3)	-	-	96	15	111	2,712	3,818	6,641	7,867
Subordinated debt	-	-	-	-	-	-	8,709	8,709	7,526
Other (4)	-	-	-	-	-	-	-	-	5,423
Total	23,068	25,816	13,250	20,798	82,932	29,082	77,777	189,791	206,120
Of which:
Secured	3,163	1,996	2,417	6,687	14,263	9,951	34,023	58,237	65,309
Unsecured	19,905	23,820	10,833	14,111	68,669	19,131	43,754	131,554	140,811
Total (5)	23,068	25,816	13,250	20,798	82,932	29,082	77,777	189,791	206,120

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes deposits and covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 43, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)	Refers to FHLB advances.
(5)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $54.8 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $135.0 billion as at July 31, 2020.

41 BMO Financial Group Third Quarter Report 2020

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalized the domestic implementation of the NSFR in the second quarter of 2019. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ending January 31, 2021. BMO’s NSFR exceeds the regulatory minimum as at July 31, 2020.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 162 of BMO’s 2019 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a stable outlook on BMO, while Fitch has a negative outlook.

As at July 31, 2020

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2020, we would be required to provide additional collateral to counterparties totalling $216 million, $532 million and $877 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Third Quarter Report 2020 42

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	75,560	-	-	-	-	-	-	-	1,030	76,590
Interest Bearing Deposits with Banks	3,594	1,637	1,388	602	1,143	-	-	-	-	8,364
Securities	4,582	5,668	7,569	8,692	6,355	19,973	50,266	81,496	43,304	227,905
Securities Borrowed or Purchased under Resale Agreements	85,294	24,189	5,059	3,091	772	308	-	-	-	118,713
Loans
Residential mortgages	2,609	3,624	4,660	4,654	6,152	19,583	76,410	7,789	-	125,481
Consumer instalment and other personal	751	983	1,197	1,279	1,361	5,020	23,977	12,100	22,500	69,168
Credit cards	-	-	-	-	-	-	-	-	7,947	7,947
Business and government	19,252	5,501	5,888	6,718	7,372	23,938	82,288	45,155	49,871	245,983
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,251)	(3,251)
Total Loans, net of allowance	22,612	10,108	11,745	12,651	14,885	48,541	182,675	65,044	77,067	445,328
Other Assets
Derivative instruments	2,498	2,602	3,306	1,913	1,085	4,198	10,748	12,446	-	38,796
Customers’ liability under acceptances	13,533	4,343	141	15	-	-	-	-	-	18,032
Other	1,668	371	334	26	21	18	4	4,566	32,772	39,780
Total Other Assets	17,699	7,316	3,781	1,954	1,106	4,216	10,752	17,012	32,772	96,608
Total Assets	209,341	48,918	29,542	26,990	24,261	73,038	243,693	163,552	154,173	973,508

(Canadian $ in millions)									July 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	14,863	6,628	1,804	11,910	326	7	27	76	6,258	41,899
Business and government	32,377	32,224	16,814	19,865	8,528	25,846	48,273	11,509	202,269	397,705
Individuals	5,039	13,756	15,278	13,152	10,183	7,747	13,319	2,059	140,463	220,996
Total Deposits	52,279	52,608	33,896	44,927	19,037	33,600	61,619	13,644	348,990	660,600
Other Liabilities
Derivative instruments	3,391	3,124	4,217	1,845	1,438	4,796	10,504	10,544	-	39,859
Acceptances	13,533	4,343	141	15	-	-	-	-	-	18,032
Securities sold but not yet purchased	30,579	-	-	-	-	-	-	-	-	30,579
Securities lent or sold under repurchase agreements	82,704	8,345	1,193	6,764	391	457	-	-	-	99,854
Securitization and structured entities’ liabilities	18	1,005	1,526	312	2,980	5,418	13,309	2,893	-	27,461
Other	9,021	308	513	109	150	722	1,301	3,502	18,397	34,023
Total Other Liabilities	139,246	17,125	7,590	9,045	4,959	11,393	25,114	16,939	18,397	249,808
Subordinated Debt	-	-	-	-	-	-	-	8,513	-	8,513
Total Equity	-	-	-	-	-	-	-	-	54,587	54,587
Total Liabilities and Equity	191,525	69,733	41,486	53,972	23,996	44,993	86,733	39,096	421,974	973,508
(1)Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									July 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,026	5,510	6,430	9,733	16,787	22,674	101,544	6,796	-	170,500
Backstop liquidity facilities	-	-	-	-	-	5,277	-	-	-	5,277
Leases	-	5	8	11	12	50	192	916	-	1,194
Securities lending	4,552	-	-	-	-	-	-	-	-	4,552
Purchase obligations	46	92	34	29	28	131	186	84	-	630

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

43 BMO Financial Group Third Quarter Report 2020

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	47,844	-	-	-	-	-	-	-	959	48,803
Interest Bearing Deposits with Banks	4,088	1,893	1,081	714	211	-	-	-	-	7,987
Securities	2,680	3,420	2,797	3,508	4,670	15,001	46,687	66,005	44,670	189,438
Securities Borrowed or Purchased under Resale Agreements	74,972	22,091	5,254	859	518	-	310	-	-	104,004
Loans
Residential mortgages	1,691	2,059	5,285	6,818	7,138	22,309	68,143	10,297	-	123,740
Consumer instalment and other personal	645	519	991	1,272	1,502	4,823	22,391	11,947	23,646	67,736
Credit cards	-	-	-	-	-	-	-	-	8,859	8,859
Business and government	12,490	7,072	6,168	7,760	6,547	24,687	87,486	20,331	55,068	227,609
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,850)	(1,850)
Total Loans, net of allowance	14,826	9,650	12,444	15,850	15,187	51,819	178,020	42,575	85,723	426,094
Other Assets
Derivative instruments	1,209	1,867	877	830	911	2,375	5,095	8,980	-	22,144
Customers’ liability under acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Other	1,951	593	245	12	5	7	5	4,475	22,839	30,132
Total Other Assets	23,854	5,022	1,295	1,001	921	2,382	5,100	13,455	22,839	75,869
Total Assets	168,264	42,076	22,871	21,932	21,507	69,202	230,117	122,035	154,191	852,195

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	12,177	4,187	1,215	319	1,174	-	-	201	4,543	23,816
Business and government	21,088	28,511	21,209	22,334	18,023	22,983	49,292	11,759	147,958	343,157
Individuals	3,607	8,932	12,080	13,390	15,706	11,418	13,257	2,031	120,749	201,170
Total Deposits	36,872	41,630	34,504	36,043	34,903	34,401	62,549	13,991	273,250	568,143
Other Liabilities
Derivative instruments	1,329	2,574	1,240	970	1,032	2,985	6,798	6,670	-	23,598
Acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Securities sold but not yet purchased	26,253	-	-	-	-	-	-	-	-	26,253
Securities lent or sold under repurchase agreements	74,501	7,697	760	1,107	-	2,285	306	-	-	86,656
Securitization and structured entities’ liabilities	1	1,655	1,340	1,033	1,038	5,350	13,779	2,963	-	27,159
Other	12,325	3,188	33	29	74	537	3,596	2,406	16,534	38,722
Total Other Liabilities	135,103	17,676	3,546	3,298	2,149	11,157	24,479	12,039	16,534	225,981
Subordinated Debt	-	-	-	-	-	-	-	6,995	-	6,995
Total Equity	-	-	-	-	-	-	-	-	51,076	51,076
Total Liabilities and Equity	171,975	59,306	38,050	39,341	37,052	45,558	87,028	33,025	340,860	852,195
(1) Deposits payable on demand and payable after notice have been included under no maturity. Certain comparative figures have been reclassified to conform with the current period’s presentation.
(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,868	3,777	5,698	8,832	12,511	21,574	102,113	5,643	-	162,016
Backstop liquidity facilities	-	-	-	-	-	-	5,550	-	-	5,550
Leases	32	66	98	97	96	361	931	2,119	-	3,800
Securities lending	4,102	-	-	-	-	-	-	-	-	4,102
Purchase obligations	53	98	138	133	137	111	187	69	-	926

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Third Quarter Report 2020 44

European Exposures

BMO’s European exposures were disclosed and discussed on pages 83 and 84 of BMO’s 2019 Annual Report. Our exposure to European countries, as at July 31, 2020, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at July 31, 2020	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	466	-	-	-	-	2	597	-	599	1,065
Italy	14	-	-	-	-	1	-	-	1	15
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	170	53	2	-	55	1	-	2	3	228
Total – GIIPS	650	53	2	-	55	4	597	2	603	1,308

Eurozone (excluding GIIPS)
France	246	41	-	77	118	24	30	8	62	426
Germany	389	596	54	366	1,016	111	5	4	120	1,525
Luxembourg	333	-	-	-	-	8	79	-	87	420
Netherlands	338	494	-	-	494	23	225	-	248	1,080
Other (8)	12	-	2	227	229	2	-	1	3	244
Total – Eurozone (excluding GIIPS)	1,318	1,131	56	670	1,857	168	339	13	520	3,695

Rest of Europe
Denmark	14	172	-	138	310	3	-	-	3	327
Norway	703	60	1	-	61	-	10	4	14	778
Sweden	16	328	-	297	625	5	-	-	5	646
Switzerland	174	-	-	-	-	36	147	-	183	357
United Kingdom	1,871	1	674	8,690	9,365	489	352	117	958	12,194
Other (8)	54	-	-	-	-	-	1	-	1	55
Total – Rest of Europe	2,832	561	675	9,125	10,361	533	510	121	1,164	14,357
Total – All of Europe (9)	4,800	1,745	733	9,795	12,273	705	1,446	136	2,287	19,360

As at April 30, 2020	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure
Total – GIIPS	560	61	-	-	61	4	195	11	210	831
Total – Eurozone (excluding GIIPS)	1,493	1,096	50	825	1,971	378	198	38	614	4,078
Total – Rest of Europe	3,267	705	646	9,014	10,365	470	275	807	1,552	15,184
Total – All of Europe (9)	5,320	1,862	696	9,839	12,397	852	668	856	2,376	20,093

Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at July 31, 2020			As at July 31, 2020		April 30, 2020
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	2	464	-	599	466	364	351
Italy	14	-	-	14	14	15	15
Portugal	-	-	-	-	-	-	-
Spain	151	19	-	244	170	249	194
Total – GIIPS	167	483	-	857	650	628	560

Eurozone (excluding GIIPS)
France	187	59	-	393	246	376	235
Germany	235	154	-	608	389	634	428
Luxembourg	94	127	112	572	333	610	416
Netherlands	55	283	-	395	338	447	402
Other (8)	12	-	-	12	12	12	12
Total – Eurozone (excluding GIIPS)	583	623	112	1,980	1,318	2,079	1,493

Rest of Europe
Denmark	-	14	-	14	14	14	14
Norway	30	673	-	1,161	703	1,218	656
Sweden	8	8	-	112	16	90	42
Switzerland	12	163	-	250	175	242	167
United Kingdom	8	1,862	-	3,531	1,870	3,525	2,332
Other (8)	-	54	-	87	54	91	56
Total – Rest of Europe	58	2,774	-	5,155	2,832	5,180	3,267
Total – All of Europe (9)	808	3,880	112	7,992	4,800	7,887	5,320

(1)

BMO has the following indirect exposures to Europe as at July 31, 2020: Collateral of €1.0 billion to support trading activity in securities (€144 million from GIIPS) and €21 million of cash collateral paid; and, guarantees of $13.9 billion ($228 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $178 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2020 (*includes a net position of $139 million (bought protection) on a CDS Index, of which 13% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($37 billion for Europe as at July 31, 2020).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $83 million as at July 31, 2020.
(8)	Other Eurozone exposure includes 4 countries with less than $300 million net exposure. Other European exposure is distributed across 2 countries.
(9)	Of our total net direct exposure to Europe, approximately 93% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

45 BMO Financial Group Third Quarter Report 2020

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2020, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 6163481#. A replay of the conference call can be accessed until Wednesday, September 23, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 8932373#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2020: $65.23

June 2020: $73.17

July 2020: $74.47

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2021

The next Annual Meeting of Shareholders will be held on Wednesday, April 7, 2021, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter Report 2020 71